ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2020

AS AT MARCH 29, 2021

INTRODUCTORY NOTES

Forward-Looking Statements

This Annual Information Form ("AIF"), including the documents incorporated by reference, contains forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements") which may not be based on historical fact, including without limitation statements regarding our expectations in respect of future financial position, business strategy, future production, reserve potential, feasibility of development projects, exploration drilling, exploitation activities, events or developments that we expect to take place in the future, projected costs and plans and objectives, financial capacity to complete anticipated development projects, and anticipated effects of changes in taxation levels on the value of development projects.  Often, but not always, forward-looking statements can be identified by the use of the words "believes", "may", "plan", "will", "estimate", "scheduled", "continue", "anticipates", "intends", "expects", "aim" and similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. These statements are necessarily based upon a number of estimates and assumptions that are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  uncertainties about the effect of the novel coronavirus ("COVID-19") and the response of local, provincial, state, federal and international governments to the threat of COVID-19, on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;

  changes in general economic conditions, the financial markets and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

  inherent risks associated with mining operations, including our current mining operations at Gibraltar, and their potential impact on our ability to achieve our production estimates;

  uncertainties as to our ability to control our operating costs at Gibraltar without impacting our planned copper production;

  the risk of inadequate insurance or inability to obtain insurance to cover material mining risks;

  uncertainties related to the feasibility study for Florence copper project (the "Florence Copper Project" or "Florence Copper") that provides estimates of expected or anticipated capital and operating costs, expenditures and economic returns from this mining project;

  the risk that the results from our operations of the Florence Copper production test facility ("PTF") and ongoing engineering work including cost updates will negatively impact our estimates for current projected economics for commercial operations at Florence Copper;

  uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;

  the risk that we may not be able to expand or replace reserves as our existing mineral reserves are mined;

  the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the advancement of our projects, including with respect to our ability to obtain the required remaining construction financing to move forward with commercial operations at Florence Copper;

  our ability to comply with the extensive governmental regulation to which our business is subject;

  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition, particularly in respect to Florence Copper that requires one key regulatory permit from the U.S. Environmental Protection Agency ("EPA") in order to advance to commercial operations;

  uncertainties related to First Nations claims and consultation issues;

  our reliance on rail transportation and port terminals for shipping our copper concentrate production from Gibraltar;

  uncertainties related to unexpected judicial or regulatory proceedings;

  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations;

  our dependence solely on our 75% interest in Gibraltar (as defined below) for revenues and operating cashflows;

  our ability to extend existing concentrate off-take agreements or enter into new agreements;

  environmental issues and liabilities associated with mining including processing and stock piling ore;

  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mine, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mine;

  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;

  litigation risks and the inherent uncertainty of litigation, including litigation to which Florence Copper is subject;

  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;

  our ability to renegotiate our existing union agreement for Gibraltar when it expires in June 2021;

  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects;

  our reliance upon key management and operating personnel;

  the competitive environment in which we operate;

  the effects of forward selling instruments to protect against fluctuations in copper prices, foreign exchange or input costs such as fuel;

  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis ("MD&A"), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading "Risk Factors".

Such information is included, among other places, in this AIF under the headings "Taseko's Business" and "Risk Factors".

Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, that:

  COVID-19, and the response of governments thereto, will not result in a material slow down or stoppage of our mining operations, disrupt our permitting activities or the timing of the response of government agencies to our permitting activities;

  the price of copper and other metals will not decline significantly or for a protracted period of time;

  our mining operations will not experience any significant production disruptions that would materially affect our production forecasts or our revenues;

  our estimates regarding future capital and operating costs at Gibraltar will be accurate;

  grades and recoveries at Gibraltar remain consistent with current mine plans;

  we will be able to incorporate the Gibraltar pit into our operations as planned;

  the results from our operations of the PTF at Florence Copper will continue to support that commercial operations at Florence Copper are technically and economically feasible;

  we will be able to obtain the remaining construction financing necessary for us to advance Florence Copper to a positive construction decision and eventual commercial production;

  we will be able to obtain the required permits necessary for us to proceed with construction and commercial operations at Florence;

  litigation regarding Florence Copper will not materially impede or delay our ability to proceed with construction and commercial operations at Florence;

  there are no changes to any existing agreements or relationships with affected First Nations groups which would materially and adversely impact our operations;

  there are no adverse regulatory changes affecting any of our operations;

  exchange rates, prices of key consumables, costs of power, labour, material costs, supplies and services, and other cost assumptions at our projects are not significantly higher than prices assumed in planning;

  our mineral reserve and resource estimates and the assumptions on which they are based, are accurate;

  our estimates of reclamation liabilities and mine closure costs are accurate; and

  we will continue to generate positive cash flows from Gibraltar and be able to secure additional funding necessary for the development and continued advancement of our development projects.

These factors should be considered carefully and readers are cautioned not to place undue reliance on any forward-looking statements. Readers are also cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors carefully read the more complete discussion of risks and uncertainties facing the Company included under "Risk Factors" in this AIF.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in this AIF and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of the AIF to conform such statements to actual results or to changes in the Company's expectations except as otherwise required by applicable law.

Documents Incorporated by Reference

Incorporated by reference into this AIF are the audited consolidated financial statements, together with the auditors' report thereon, and MD&A for Taseko Mines Limited for the year ended December 31, 2020. The financial statements are available for review on the SEDAR website at www.sedar.com. All financial information in this AIF is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and expressed in Canadian dollars.

Non-GAAP Performance Measures

This AIF, including the documents incorporated by reference, includes the following non-GAAP performance measures: (i) total operating costs and site operating costs, net of by-product credits; (ii) adjusted net income (loss); (iii) Adjusted EBITDA; (iv) earnings from mining operations before depletion and amortization. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. See "Non-GAAP Performance Measures" in our MD&A for the year ended December 31, 2020 for a reconciliation of these measures to the most directly comparable IFRS measure.

Currency and Metric Equivalents

The Company's accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated.

The following factors for converting Imperial measurements into metric equivalents are provided:

To Convert from Imperial	To Metric	Multiply by

acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2,000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.286

In this AIF, the following capitalized terms have the defined meanings set forth below:

ASCu	The weight percentage of copper per unit weight of rock that is acid soluble, including native copper.

ADEQ	Arizona Department of Environmental Quality.

APP and TAPP	Aquifer Protection Permit and Temporary Aquifer Protection Permit.

Common Shares	The Company's common shares without par value, being the only class or kind of the Company's authorized capital.

Carbonatite Deposit	Carbonatite deposits are igneous rocks largely consisting of the carbonate minerals calcite and dolomite, which contain the niobium mineral pyrochlore, rare earth minerals or copper sulphide minerals.

Concentrator	A type of mineral processing facility that converts raw ore from the mine into a metal concentrate that can then be sold to a smelter for further processing.

EPA	U.S. Environmental Protection Agency.

Epithermal Deposit	A mineral deposit formed at low temperature (50 to 200°C), usually within one kilometre of the earth's surface, often as structurally controlled veins.

Flotation

Flotation is a method of mineral separation whereby, after crushing and grinding ore, froth created in a slurry by a variety of reagents causes some finely crushed minerals to float to the surface where they are skimmed off.

ISCR	In-situ copper recovery.

LSE	The London Stock Exchange being one of the three stock exchanges (together with the NYSE American and TSX) on which the Common Shares are listed.

NSR	Net smelter return, a general proxy for the gross value of metals derived from concentrates delivered to a smelter for refining.

Mineral Deposit	A deposit of mineralization, which may or may not be ore.

Mineral Symbols	Ag - silver; Au - gold; Cu - copper; Pb - lead; Zn - Zinc; Mo - molybdenum; and Nb - niobium.

NYSE American	The NYSE American, being one of the three stock exchanges (together with the LSE and TSX) on which the Common Shares are listed.

PLS	Pregnant leach solutions containing copper.

PTF	The production test facility, a 24-well ISCR operation designed to prove the feasibility of extracting copper at Florence Copper using in-situ mining methods.

Porphyry Deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Semi-autogenous Grinding ("SAG")	SAG mills are essentially autogenous mills, but utilize grinding balls to aid in grinding like in a ball mill. A SAG mill is generally used as a primary or first stage grinding solution.

Solvent Extraction/ Electrowinning ("SX/EW")

Solvent extraction is the technique of transferring a solute from one solution to another; for example when copper oxide is dissolved into solution, copper becomes the solute. Electrowinning is the process in which an electric current flows between a pair of electrodes (anode & cathode) in a solution containing metal ions (electrolyte). Metal is deposited on the cathode in accordance with the metal's ability to gain or lose electrons. Since ion deposition is selective, the cathode product is generally high grade and requires little further refining.

Taseko or the Company	Taseko Mines Limited, including its subsidiaries, unless the context requires otherwise.

TSX	The Toronto Stock Exchange, being one of the three stock exchanges (together with the LSE and NYSE American) on which the Company's Common Shares are listed.

UIC	Underground Injection Control permit.

Resource and Reserve Categories (Classifications) Used in this AIF

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council") as required reporting standards in Canada and in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). Estimated mineral resources fall into two broad categories dependent on whether their economic viability has been established and these are namely "resources" (economic viability not established) and "reserves" (viable economic production is feasible).  Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Similarly reserves are sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows in accordance with the CIM Definition Standards on Mineral Resources and Reserves (the "2014 CIM Standards") adopted by the CIM Council on May 10, 2014:

A "feasibility study" is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

A "Mineral Resource" is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply, but not verify geological, and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A "Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A "Mineral Reserve" is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The U.S. Securities and Exchange Commission require permits in hand or their issuance imminent to classify mineralized material as reserves.

A "pre-feasibility study" is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility is at a lower confidence level than a feasibility study.

A "Probable Mineral Reserve" is the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"Modifying Factors" are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this AIF, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada in accordance with NI 43-101 and the 2014 CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the 2014 CIM Standards.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act, effective February 25, 2019 (the "SEC Modernization Rules"). The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7.

The SEC Modernization Rules include the adoption of definitions of terms, which are "substantially similar" to the corresponding terms under the 2014 CIM Standards that are presented above under "Resource and Reserve Categories (Classifications) Used in this AIF".

We will not be required to provide disclosure on our mineral properties under the SEC Modernization Rules as we are presently a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the Multijurisdictional Disclosure System ("MJDS") between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties in accordance with NI 43-101 disclosure standards and CIM Definition Standards. However, if we either cease to be a "foreign issuer" or cease to be able to or entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties in the AIF and under our continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms under the SEC Modernization Rules are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any resources and reserves that we may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" and "proven mineral reserves" and "probable mineral reserves" under NI 43-101 would be the same had we prepared these estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that we report in this AIF are or will be economically or legally mineable.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Taseko Mines Limited was incorporated on April 15, 1966, pursuant to the Company Act (British Columbia). This corporate legislation was superseded in 2004 by the British Columbia Business Corporations Act which is now the corporate law statute that governs us.  Our registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and our head office is located at Suite 1200, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1.

The following is a list of the Company's principal subsidiaries:

Subsidiary	Jurisdiction of Incorporation	Ownership
Gibraltar Mines Ltd. [1]	British Columbia	100%
Curis Holdings (Canada) Ltd. [2]	British Columbia	100%
Florence Holdings Inc. [2]	Nevada, USA	100%
Florence Copper Inc. [2]	Nevada, USA	100%
Yellowhead Mining Inc.	British Columbia	100%
Aley Corporation	British Columbia	100%
Taseko Holdings Ltd.	British Columbia	100%
1280860 BC Ltd.	British Columbia	100%

1. Taseko owns 100% of Gibraltar Mines Ltd., which owns 75% of the Gibraltar Joint Venture.

2. Taseko owns 100% of Curis Holdings (Canada) Ltd., which owns 100% of Florence Holdings Inc., which owns 100% of Florence Copper Inc.

Gibraltar Joint Venture

On March 31, 2010, we established an unincorporated joint venture ("JV") between Gibraltar Mines Ltd., and Cariboo Copper Corp. ("Cariboo") over the Gibraltar copper and molybdenum mine (the "Gibraltar Mine" or "Gibraltar"), whereby Cariboo acquired a 25% interest in the Gibraltar Mine and we retained a 75% interest with Gibraltar Mines Ltd. operating the mine for the two JV participants. Under the related Joint Venture Formation Agreement ("JVFA"), the Company contributed to the Joint Venture substantially all assets and obligations pertaining to the Gibraltar Mine, and Cariboo paid the Company $187 million to obtain its 25% interest in the JV. Gibraltar Mines Ltd. continues to be the operator of the Gibraltar Mine under the Joint Venture Operating Agreement (the "JVOA") which is filed at www.sedar.com. Cariboo is a Japanese consortium jointly owned by Sojitz Corporation (50%), Dowa Metals & Mining Co., Ltd. (25%) and Furukawa Co., Ltd. (25%).

TASEKO's BUSINESS

Taseko is a Vancouver, B.C. headquartered mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits which are capable of supporting a mine for ten years or longer. The Company's principal operating asset is the 75% owned Gibraltar Mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns Florence Copper, an advanced stage project which is nearing a construction decision, as well as the Yellowhead copper, New Prosperity copper-gold, Aley niobium and Harmony gold projects.

Taseko's mineral properties are summarized in the table below.

Project/Mine	Ownership Interest	Location	Principal Mineralization
Gibraltar Mine	75%	British Columbia	Copper/ Molybdenum/ Silver
Florence Copper	100%	Arizona, USA	Copper
Yellowhead	100%	British Columbia	Copper/ Gold/ Silver
New Prosperity	100%	British Columbia	Copper/ Gold
Aley	100%	British Columbia	Niobium
Harmony	100%	British Columbia	Gold

The map below highlights the location of our mineral properties:

Figure 1:  Location of Taseko's Properties

Gibraltar

Taseko's principal operating asset is its 75% joint venture interest in the Gibraltar Mine  in British Columbia, Canada. Gibraltar is the second largest open pit copper mine in Canada, having produced 123 million pounds of copper and 2.3 million pounds of molybdenum (on a 100% basis) in 2020. Gibraltar also produces silver and has an expected mine life of at least 17 years based on Proven and Probable Sulphide Mineral Reserves of 538 million tons at a grade of 0.25% copper as of December 31, 2020.

Between 2006 and 2013, the Company expanded and modernized the Gibraltar Mine ore concentrator, added a second ore concentrator, increased the mining fleet and made other production improvements at the mine. Following this period of mine expansion and capital expenditure, Gibraltar has achieved a stable level of operations and the Company's focus is on further improvements to operating practices to reduce unit costs.

Florence Copper

Taseko is proceeding with the development of Florence Copper in Arizona in two phases.  For the first phase, Taseko completed construction of the PTF for Florence Copper in 2018 and PTF wellfield operations commenced in the fourth quarter of 2018. Operation of the PTF has continued as planned since that time with the wellfield performing to its design, and the small-scale SX-EW plant producing cathode copper. The PTF completed the leach testing phase in June 2020 and the operation subsequently transitioned into a demonstration of rinsing the ore zone.

The second phase of Florence Copper will consist of the permitting, construction and operation of the commercial ISCR facility.  On December 8, 2020 Taseko received the Aquifer Protection Permit ("APP") from Arizona Department of Environmental Quality ("ADEQ") which is one of two key permits required to commence certain construction and operation of the commercial-scale wellfield. Completion of the ISCR production facility has an estimated capital cost of US$230 million (including reclamation bonding and working capital). At a long-term copper price of US$3.00 per pound, Florence Copper is expected to generate an after-tax internal rate of return of 37%, an after-tax net present value of US$680 million at a 7.5% discount rate, and an after-tax payback period of 2.5 years.

With the recently concluded equity and bond financings, the Company now has the majority of the required construction funding for Florence Copper in hand.  Discussions with potential joint venture partners continue to advance, but with the improved cash position and stronger expected operating cash flows from Gibraltar due to higher prevailing copper prices, the Company has numerous options available to obtain the remaining funding.

The Company is moving forward with final design engineering for the commercial production facility as well as procurement of certain critical components.

Other Development Projects

Taseko has a diverse pipeline of wholly-owned development projects at various stages of technical and economic feasibility studies, including the Yellowhead copper project, the Aley niobium project, and the New Prosperity gold and copper project (collectively as the "Other Development Projects"). Taseko also owns the Harmony gold project, an exploration stage gold property.

Business Strategy

Taseko's strategy has been to grow the Company by utilizing the cash flow from Gibraltar to acquire and develop a pipeline of projects. We continue to believe this will generate long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including copper, molybdenum, gold, silver and niobium. Our project focus is currently on the development of Florence Copper.

Development of Taseko's Business over the Past Three Years

The following is a summary of the development of Taseko's business over the last three financial years:

2018

Construction of the Florence Copper PTF was completed on time and on budget and wellfield operations commenced in the fourth quarter. The main focus of the PTF phase was to demonstrate to regulators and key stakeholders the regulatory compliance aspects of the process and the ability to maintain hydraulic control of underground leach solutions.

In December 2018, the Company entered into an agreement to acquire all of the outstanding common shares of Yellowhead that it did not already own, in exchange for approximately 17.3 million Taseko common shares. Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia.

2019

Commissioning of the PTF SX/EW plant for Florence Copper was completed in the first quarter of 2019 and first copper was produced in April.  The PTF achieved steady state operation and the focus turned to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the orebody. PTF operations of the wellfield performed to design and the SX-EW plant produced copper cathode.

The Company submitted a permit amendment application for the commercial production facilities at Florence Copper. The APP amendment application was submitted to the ADEQ in June. The Underground Injection Control ("UIC") Permit application was submitted to the EPA in August.

In October 2019, the Company announced its intention to seek a listing of the Company's common shares on the LSE Main Market. Admission became effective and unconditional dealings in the common shares commenced on November 22, 2019. The Company did not raise capital in conjunction with the LSE admission.

In December 2019, the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko entered into a dialogue, with the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project. The dialogue was supported by the parties' agreement on December 7, 2019, to a one year standstill on certain outstanding litigation and regulatory matters that relate to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake). The COVID-19 pandemic delayed the commencement of the dialogue for several months in 2020, but the Tŝilhqot'in Nation and Taseko have made progress in establishing a constructive dialogue. In December 2020, the parties agreed to extend the standstill for an additional one year period.

2020

In January 2020, the Company announced the results of an updated technical study on Yellowhead which resulted in a 22% increase in recoverable copper reserves and significantly improved project economics. The Company filed a new NI 43-101 technical report entitled "Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project" dated January 16, 2020 on SEDAR.

In March 2020, the World Health Organization declared COVID-19 outbreak a pandemic creating an unprecedented global health and economic crisis. Copper prices dropped significantly in March to a low of US$2.04 per pound before recovering in the latter half of the year and ended the year at US$3.70 per pound.  The Company adopted a revised mining plan in April of 2020 in response to COVID-19 which resulted in reduced site costs over the second and third quarter while maintaining copper production.  Gibraltar produced a total of 123 million pounds for the year ended 2020.  As of the date of this annual report, there has not been any direct impact on the Company's operations as a result of COVID-19.

In May 2020, Taseko published its first Environmental, Social, and Governance report, which includes an examination of the Company's sustainable performance, with specific details for 2017, 2018 and 2019. The report is available on the Company's website at www.tasekomines.com/esg.

By mid-2020, Taseko had successfully operated the Florence PTF for 18 months, demonstrating that the ISCR process can produce high quality cathode while operating within permit conditions. In June of 2020, the Company ceased injection of solution and by November, the last cathode was produced from the SX/EW and with total production from the PTF wellfield being approximately 1.1 million pounds.  The Company is currently in the rinsing phase of the PTF operation which activities will continue in 2021.

In December 2020, the Company received the APP from the ADEQ.  The APP permit was issued following a public comment period and public hearing in August 2020 where the project received strong support from local community members, business owners and elected officials.  The other required key permit is the UIC from the EPA. The EPA's technical review for the UIC permit has identified no significant issues and the Company expects to receive this permit in the coming months.

In November 2020, Taseko closed an offering of 34,322,138 common shares of the Company for net proceeds of $34.3 million. The proceeds of the offering are expected to be used to fund ongoing operating, engineering and project costs in connection with the advancement of Florence Copper and for general corporate purposes and working capital.

Subsequent to December 31, 2020, the Company completed an offering of US$400 million aggregate principal amount of 7.0% Senior Secured Notes due February 15, 2026. A majority of the proceeds were used to redeem the outstanding US$250 million 8.75% Senior Secured Notes due on June 15, 2022. The remaining proceeds, net of transaction costs, call premium and accrued interest, of approximately $167 million (US$131 million) are available for capital expenditures, including at Florence Copper and the Gibraltar mine, working capital and for general corporate purposes.

Competitive Conditions

After a significant but short-lived drop in copper prices with the onset of COVID-19 in March of 2020, copper prices have recovered to over US$4.00 per pound and are now at record levels in Canadian dollar terms.  Disruptions to mining operations caused by the COVID-19 pandemic, particularly in Peru and Chile where the largest copper mines in the world are located, led to supply challenges in 2020 and are expected to continue to impact supply in 2021.  At the same time, Chinese demand recovered swiftly in the second half of 2020 resulting in an estimated  deficit of copper of over 500,000 tonnes, the highest in more than a decade.  Focus in 2021 is now turning to strong demand growth, inflation and the weaker US dollar arising from the expected economic recovery in North America and Europe. The rollout of vaccine programs will also improve the global demand outlook, further pressuring the copper supply deficit. The longer-term outlook for copper is also favorable with the focus on government investment in construction and infrastructure including initiatives focused on green sources of power and the electrification of transportation which are inherently copper intensive.  This increased demand for copper after years of under investment by the industry in new mine supply is expected to support incentive copper prices in the years ahead.

Molybdenum prices have also experienced volatility in 2020 due to the combination of a COVID-19 induced global economic slowdown and a decrease in molybdenum usage which has a particularly high dependence on demand from the oil and gas and transportation sectors.  The average molybdenum price was US$8.68 per pound during 2020, compared to US$11.36 per pound in 2019. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of the Gibraltar Mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's operating results and unit production costs, which are earned and in some cases reported in US dollars. Overall, the Canadian dollar modestly strengthened by approximately 2% during 2020 although decreased sharply in the second quarter to a low of C$1.45 per US dollar before recovering in the second half of the year.

Environmental Protection Requirements

Taseko's mining, exploration and development activities in Canada are subject to various levels of Canadian Federal and British Columbia Provincial laws and regulations relating to the protection of the environment.  Similarly, Florence Copper is subject to various levels of US Federal and Arizona State laws and regulations relating to protection of the environment.  All of the jurisdictions include requirements for closure and reclamation of mining properties as part of their regulatory framework.

The total liability for reclamation and closure cost obligations for the Company's share of the Gibraltar Mine and its other projects, as calculated in accordance with IFRS at December 31, 2020 was $79.0 million. This amount represents the present value of the estimated future costs of planned and anticipated closure and remediation activities, assuming a long-term nominal risk free rate of up to 2.86% and an inflation rate of 1.49%.

Employees

The Company had the following employees and contractors as at December 31, 2020:

Location	Full-time Salaried	Hourly	Contractors
Vancouver, BC, Canada	25	-	-
McLeese Lake, BC, Canada	171	538	17
Florence, Arizona, USA	23	15	1
Total	219	553	18

Environment, Social and Governance

In May 2020, Taseko published its first Environmental, Social, and Governance report, which includes an examination of the Company's sustainable performance, with specific details for 2017, 2018 and 2019. The report is available on the Company's website at www.tasekomines.com/esg.

Nothing is more important to Taseko than the safety, health and well-being of our workers and their families. Taseko is committed to operational practices that result in improved efficiencies, safety performance and occupational health.

Taseko places a high priority on the continuous improvement of performance in the areas of employee health and safety at the workplace and protection of the environment.  In 2020, Gibraltar's days lost, loss time incidents, lost time frequency, and loss time severity were all zero. The British Columbia mining industry averages for 2020 were 0.68 for loss time frequency (per 200,000 hours worked) and 105.7 for loss time severity.

Taseko recognizes that responsible environmental management is critical to our success and has committed that it will:

  Consider the environmental impacts of its operations and take appropriate steps to prevent environmental pollution;

  Comply with relevant environmental legislation, regulations and corporate requirements;

  Integrate environmental policies, programs and practices into all activities;

  Ensure that all employees and service providers understand their environmental responsibilities and encourage dialogue on environmental issues;

  Develop, maintain and test emergency preparedness plans to ensure protection of the environment, employees and the public;

  Work with government and the public to develop effective and efficient measures to improve protection of the environment, based on sound science; and

  Maintain an environmental committee to review environmental performance, objectives and targets, and to ensure continued recognition of environmental issues as a high priority.

The same priority on health, safety, and environmental performance, as well as the methods and culture at Gibraltar are being implemented at Florence Copper as it prepares for construction.

MINERAL PROPERTIES

Our material properties are the Gibraltar Mine and Florence Copper.  Information regarding the Gibraltar Mine, Florence Copper and Yellowhead Copper Project is based on current technical reports available on SEDAR, as updated by the Company's Chief Engineer, Richard Weymark, P. Eng., MBA, (in respect of the Gibraltar Mine and Yellowhead Copper Project) and Vice President Capital Projects, Rob Rotzinger, P. Eng. (in respect of Florence Copper).  Information regarding our other projects, New Prosperity and Aley, has been prepared by Richard Weymark.

Gibraltar Mine

Unless stated otherwise, information of a technical or scientific nature related to the Gibraltar Mine contained in this AIF (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled "Technical Report on the Mineral Reserve Update at the Gibraltar Mine" dated November 6, 2019 (the "Gibraltar Technical Report"), prepared under the supervision of Richard Weymark, P. Eng., MBA, filed on Taseko's profile at www.sedar.com and updated with production and development results since that time. Mr. Weymark is employed by the Company as Chief Engineer and is a "Qualified Person" as defined by Canadian securities regulatory instrument NI 43-101.

Project Description, Location, and Access

The Gibraltar open pit mine and related facilities are located 65 kms north of the town of Williams Lake and are centered at latitude 52o 30'N and longitude 122o 16'W in the Cariboo Mining Division. Williams Lake is approximately 590 kms north of Vancouver, British Columbia.

Access to the Gibraltar Mine from Williams Lake is 45 kms via Highway 97 to McLeese Lake, and then 20 kilometres by paved road to the mine site.

The Gibraltar Mine property consists of 245 tenures held as summarized in Table 1 below.

Table 1:  Mineral Tenures - Gibraltar Mine

Tenure Type	Number	Area (ha)
Claims	213	20,424
Leases	32	2,275
Total	245	22,699

There are 32 mining leases at the Gibraltar Mine which are valid until at least July 2023 as long as renewal fees, which are due on an annual basis, are paid. Rights to use the surface accompany each mining lease. There are 213 claims included in the Gibraltar property tenure package all of which are due to expire in March 2022 or later. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the leases) and prior to their expiry (in the case of the claims).

There are several land parcels for which surface rights were purchased outright.  There is one fee simple lot at the Gibraltar Mine on which the plant site is located and annual taxes are paid.  In addition, the Gibraltar Mine holds three other land parcels.

In December 2020, Gibraltar Mines Ltd. entered into an option agreement granting Gibraltar the exclusive right and option to acquire a 100% title and interest in five mineral claims which are located near the Gibraltar Mine.

In March 2017, Taseko entered into an agreement to sell its 75% share of payable silver production from the Gibraltar Mine to Osisko Gold Royalties Ltd. ("Osisko"). In April 2020, Taseko entered into an amendment to the Osisko Silver Sale Agreement and received $8.5 million in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil. There are no other royalties, overrides, back-in rights, payments or other agreements to which the project is subject.

There are no significant factors or risks that might affect access, title or ability to perform work on the property.

History

In 1964, Gibraltar acquired a group of claims in the McLeese Lake area from Malabar Mining Co. Ltd.

Canadian Exploration Limited ("Canex"), at that time a wholly-owned subsidiary of Placer Development ("Placer"), and Duval Corporation ("Duval") had also been exploring on claims known as the Pollyanna Group which they had acquired adjacent to Gibraltar's claims.  In 1969 Canex and Duval optioned the Gibraltar property. In 1970 Canex acquired Duval's remaining interest to hold both properties.

Placer began construction of the mine in October 1970. The concentrator commenced production in March 1972 and was fully operational by April 1972. A cathode copper plant with an annual capacity of 10 million pounds of market-ready copper metal began operation in October 1986.

In October 1996, Westmin Resources Limited ("Westmin") acquired 100% control of Gibraltar and in December 1997, Boliden Westmin (Canada) Limited ("Boliden") acquired Westmin. In March 1998, Boliden announced that it would cease mining operations at the Gibraltar Mine at the end of 1998.

In July 1999, Taseko's subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar Mine assets from Boliden and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for reclamation obligations.

From 1999 to 2004, Taseko geologists and engineers sought to better define known resources and explored for additional mineralized material. The on-site staff completed on-going reclamation work and maintained the Gibraltar Mine for re-start.  Operating and environmental permits were kept in good standing. The mine re-opened in October 2004.

Gibraltar has been owned and operated as an unincorporated joint venture between Taseko and Cariboo since March 31, 2010. The Company's wholly-owned subsidiary, Gibraltar Mines Ltd. and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively.

Gibraltar increased design mill capacity to 55,000 tons per day in 2011. Gibraltar further increased design mill capacity to 85,000 tons per day in 2013 through installation of a complete independent second concentrator and a stand-alone molybdenum separation plant.

Total production since 1972 is 676 million tons of ore producing 3.5 billion pounds of copper in concentrate, 102 million pounds of cathode copper and 42 million pounds of molybdenum.

Geological Setting, Mineralization, and Deposit Types

The Gibraltar deposits are hosted by the upper Triassic Granite Mountain batholith, located within a wedge of Mesozoic and Palaeozoic rocks bounded on the west by the Fraser Fault system and on the east by the Pinchi Fault system. The Granite Mountain batholith is a composite body consisting of three major phases; Border Phase diorite, Mine Phase tonalite, and Granite Mountain trondjhemite. Contacts between the major phases are gradational over widths ranging from two metres to several hundred metres. The regional deformation was accompanied by localized metasomatic alteration and associated sulphide deposition that led to the concentration of copper mineralization in specific areas of the batholith.

There are currently five defined mineralized zones on the Gibraltar Mine property. They are the Granite, Pollyanna, Connector, Gibraltar, and Extension zones. They occur in a broad zone of shearing and alteration.

Two major ore structure orientations have been recognized; the Sunset and Granite Creek systems. Ore host structures of the Sunset system are mainly shear zones, with minor development of stockworks and associated foliation lamellae whereas oriented stockworks with associated pervasive foliation lamellae predominate in the Granite Creek system.

Pyrite and chalcopyrite are the principal primary sulphide minerals. Small concentrations of other sulphides are present in the Gibraltar ores with molybdenite being a minor but economically important associate of chalcopyrite in the Pollyanna, Granite, and Connector deposits.

Exploration

A property-scale Induced Polarization ("IP") geophysical survey was designed and initiated in August 2000. Field activities included 237 kms of line cutting and some 220 kms of IP survey. Several deposit scale anomalies external to current reserves were identified and drill tested in 2003.

In 2011, Gibraltar Mines Ltd. had an airborne Z-Axis Tipper electromagnetic and magnetic ("ZTEM") survey flown over its then existing claims surrounding the Gibraltar mine. A total of some 690 line kms of ZTEM data was collected.

In 2015, a ground magnetometer survey was performed over 36.6 line kms on four mineral claims.

In 2017, two geophysical surveys were conducted over the Gibraltar NW area by Walcott & Associates. The first consisted of an airborne magnetics survey flown over the property. The survey covered a total of 346 line-km flown along northeast orientated lines at 100 m spacings. The second survey consisted of a ground IP survey that covered a total of 41.5 line-km along 11 northeasterly orientated lines with spacing between 200 and 400 metres. The collected data was used to target a diamond drill program which consisted of two exploration diamond drill holes totaling 3,941 feet (1,201.4m) in the area northwest of the current Extension Resource.

Drilling

From 1999 to 2004, Taseko geologists and engineers sought to better define known resources and explored for additional mineralized material. A core drilling program for pit definition for the Granite Lake and PGE Connector deposits and property exploration at the 98 Oxide Zone was carried out between September and November 2005.  A further drilling program carried out in 2006 was designed to define the mineral resources between the existing pits by tying together the extensive mineralization zones, and to test for additional mineralization at depth.

The 2007 program tested a number of targets to define further mineralization, provided definition drilling in the Pollyanna-Granite saddle zone and Granite West areas and included condemnation drilling for the proposed extensions of both the #5 and #6 Dump footprints. The targets for further mineralization were Gibraltar South, Pollyanna North IP anomaly, Granite South and the Gunn Zone.

The 2008 exploration program was conducted on the southern and eastern margins of the Gibraltar pit and northwest of the Gibraltar West pit. The objective was to upgrade identified inferred resources to indicated or measured categories through "in-fill" drilling. Holes drilled in the Gibraltar West pit area were incorporated into the 2008 reserve estimate for the new Gibraltar Extension Pit.

The 2010 program was conducted on the northern and western margins of the Gibraltar Pit, and one hole on the southwest margin. The objective was to define the ultimate limit of the Gibraltar Pit to the north and west. The 2010 drilling program met the objective of delineating mineralization to the north and west of the Gibraltar Pit. A total of 28,129 feet was drilled in 34 drill holes in 2010.

The 2011 program was aimed at identifying mineralization down-dip of the Gibraltar and Granite deposits. A total of 12,229 feet were drilled in 5 holes. A deep zone of anomalous copper and molybdenum mineralization encountered in drill-hole 2011-003 extends from approximately 2,600 to 3,700 feet and consists of intermittent intercepts grading up to 1.3% total copper ("TCu") and 0.4% molybdenum.

In 2013, there were two drill programs completed, one in the summer and the other in the fall.  Both programs targeted the projected mineralization south of the current Granite Pit.  A total of 38,093 feet in 33 holes were drilled between the two programs.

In early spring of 2014, a resource drill program commenced targeting the Connector pit and the area between Gibraltar East and Granite Pit. At the same time a geotechnical drill program was undertaken.  Between the two programs a total of 38 holes were drilled with a cumulative length of 37,456 feet. The main goals of the drilling programs were (1) to collect high-quality geological, geotechnical and assay data, (2) to improve the geological understanding of the ore body, and (3) to increase the drill density within and confidence level of the resource model.

In late 2015, one exploration drill hole was drilled to expand the current known mineralization northwest of the Extension deposit. The total depth of the hole was 2,507 feet. A significant interval of copper was encountered at above reserve grade. The mineralization to the west, northwest and at depth is open. More drilling is needed to confirm if the Extension pit can be expanded to include this material.

In 2016, two drill programs were completed. The first program targeted the conversion of resource material from inferred to measured/indicated at the Granite and Pollyanna deposits. This reserve definition program totaled 35 holes with a cumulative length of 29,342 feet. The second program was an exploration program that targeted the extension of the mineralization discovered in the 2015 exploration hole. Drilling totaled 14,432 feet in 7 holes. The preliminary exploration results were positive with the best results received from the northwestern most hole.

In 2017, two drill programs were completed. The first program targeted the conversion of resource material from inferred to measured/indicated at the Granite, Pollyanna and Connector deposits. This reserve definition program totaled 38 holes with a cumulative length of 38,821 feet. The second program was an exploration program that targeted the extension of the mineralization discovered in the 2015/2016 exploration drilling with 4 holes with a cumulative length of 7,996 feet. This program had 2 phases: two holes (4,055 feet) drilled between January 4, 2017 and February 14, 2017 and two holes (3,941 feet) drilled between September 15, 2017 and October 3, 2017. The exploration results received have expanded the known mineralization to the west, northwest and at depth with the 2016 and 2017 drilling and remains open in these directions. More drilling is needed to prove up the extent of this mineralization.

In 2019, a single 1,327 foot drill hole was drilled targeting a deeper zone below the Granite Pit was completed with the purpose of upgrading and expanding inferred resources to measured/indicated below the Granite Pit. The results received confirmed the presence of mineralization which remains open to the southwest.

Sampling, Analysis, and Data Verification

Over 136,000 samples have been taken for total copper analysis from drilling at Gibraltar since 1965. About 93% of these samples were also assayed for molybdenum, 51% for acid soluble copper, 50% for acid soluble iron, 46% for multi-element inductively coupled plasma ("ICP") and 36% for gold. Essentially all rock drilled and recovered is sampled in 10 ft intervals. Unconsolidated overburden material, where it exists, is generally not recovered by core drilling and therefore not usually sampled.

From discovery in 1965 through mine start-up in 1971, and since mine re-start in 2004, 93% of the assays on exploration drill samples have been performed by reputable, independent third party analytical laboratories. Mine laboratory personnel performed all exploration drill sample analyses from 1979 to 2003.

Well-documented sample preparation, security and analytical procedures used on the Gibraltar drill programs since 1999 have been carried out in an appropriate manner consistent with common industry practice. The results are supported by many years of mine production. A significant amount of due diligence and analytical quality assurance and quality control ("QA/QC") for copper and molybdenum has been completed on the samples that were used in the current mineral resource/reserve estimate. The quality of the work performed on the digital database provides confidence that it is of good quality and acceptable for use in geological and resource modeling of the Gibraltar deposits.

Details of sample preparation, assay laboratories, security, and data verification used in the Gibraltar drill hole sampling and analytical programs is documented in the Gibraltar Technical Report. Sample preparation, security and data verification protocols since the Gibraltar Technical Report continue to apply these same procedures and standards.

Mineral Processing and Metallurgical Testing

Sulphide ore from the Gibraltar deposits has been processed on-site since 1972 and run of mine oxide ore has been leached since 1986. The current mineral reserves are contained within zones which have been significantly mined, with the exception of the Extension Zone. Metallurgical testing associated with the Extension Zone returned results consistent with the rest of the mineralized zones.

The basis for predictions of copper concentrate flotation recovery is plant performance data from both of the existing concentrators based on sulphide and oxide content. Copper recovery is expected to average 86% over the remaining operating period of the reserves.

Molybdenum recovery predictions are based on the average bulk flotation circuit molybdenum recovery, combined with locked cycle testing of molybdenum recovery from the bulk concentrate. The overall molybdenum recovery is predicted to be 50% for the remaining reserves.  The basis of the predictions of copper cathode produced from heap leaching and subsequent solvent extraction is based upon historical recovery to cathode. Historical recovery to cathode is 50% of placed copper mass.

Mineral Resource and Mineral Reserve Estimates

The Gibraltar Mine mineral resources and reserves are based on the published reserves as of December 31, 2018, as documented in the Gibraltar Technical Report and reflect depletion due to mining in 2019 and 2020.

The reserve estimate uses long-term metal prices of US$2.75/lb for copper and US$8.00/lb for molybdenum and a foreign exchange rate of C$1.00=US$0.80.

The proven and probable sulphide reserves as of December 31, 2020, are tabulated in Table 2 below.

Table 2:  Gibraltar Mine Sulphide Mineral Reserves at 0.15% Copper Cut-off

Pit	Category	Tons (millions)(1)	Cu (%)	Mo (%)
Connector	Proven	156	0.25	0.010
	Probable	7	0.22	0.007
	Subtotal	163	0.25	0.010
Gibraltar	Proven	146	0.25	0.008
	Probable	112	0.23	0.008
	Subtotal	258	0.24	0.008
Extension	Proven	50	0.33	0.002
	Probable	1	0.26	0.001
	Subtotal	51	0.33	0.002
Pollyanna	Proven	61	0.24	0.007
	Probable	1	0.23	0.006
	Subtotal	61	0.24	0.007
Ore Stockpiles		5	0.17	0.009
Total		538	0.25	0.008

(1) Totals may not add due to rounding.

There are also oxide reserves as shown in Table 3 below.  These oxide reserves as of December 31, 2020 are in addition to the sulphide reserves stated in Table 2.

Table 3:  Gibraltar Mine - Oxide Mineral Reserves at 0.10% ASCu Cut-off

Pit	Category	Tons (millions)(1)	ASCu (%)
Connector	Proven	1	0.16
	Probable	14	0.15
	Subtotal	15	0.15
Gibraltar	Proven	-	0.17
	Probable	1	0.19
	Subtotal	1	0.19
Pollyanna	Proven	-	0.12
	Probable	-	0.12
	Subtotal	-	0.12
Ore Stockpiles		-	0.15
Total		17	0.15

(1) Totals may not add due to rounding.

The resource estimate uses long-term metal prices of US$3.25/lb for copper and US$12.00/lb for molybdenum and a foreign exchange rate of C$1.00=US$0.80.

The mineral reserves stated in Table 2 and Table 3 above are contained within the mineral resources as of December 31, 2020 indicated in Table 4 below:

Table 4:  Gibraltar Mine Mineral Resources at 0.15% Copper and 0.10% ASCu Cut-off

Category	Tons (millions)	Cu (%)	Mo (%)
Measured	747	0.25	0.007
Indicated	301	0.23	0.007
Total (M&I)	1,048	0.25	0.007

The mineral resource and reserve estimations were completed by Taseko and Gibraltar Mine staff under the supervision of Richard Weymark, P.Eng., MBA, Chief Engineer, a Qualified Person under NI 43-101 and the author of the Gibraltar Technical Report. Mr. Weymark has verified the methods used to determine grade and tonnage in the geological model, reviewed the long-range mine plan, and directed the updated economic evaluation.

Mining Operations

The Gibraltar Mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The Gibraltar Mine is planned for excavation of sulphide mineralized material of sufficient grade that it can be economically mined, crushed, ground and processed to a saleable product by froth flotation.

Rock containing oxide mineralization can be leached with a highly diluted sulphuric acid, which is naturally assisted by bacterial action, and the resultant copper sulphate solution can be processed to cathode copper in the Gibraltar Mine's SX/EW plant.

The strip ratio over the remaining 17 year operating period of the reserve will average 2:1. Strip ratio refers to the ratio of the amount of waste material required to be mined in order to extract a unit of ore. For example, a 2:1 stripping ratio means that mining one ton of ore will require mining two tons of waste rock. While the annual strip ratio generally decreases with time, the strip ratio will vary and be managed over the course of the mine life based on exchange rates, commodity prices, and grade distribution during annual and mid-range mine planning process to optimize the economic performance of the operation.

Processing and Recovery Operations

The processing facilities at the Gibraltar Mine consist of two separate bulk sulphide concentrators, a dedicated molybdenum flotation plant, and a series of leach piles which feed a SX/EW facility.

Run of mine ore is fed to the two sulphide concentrators in parallel at a combined design rate of approximately 85,000 tons per day.  These two bulk concentrators, while differing in size, follow the same process path.  Ore is fed to primary crushing with the product reporting to a closed circuit SAG/Ball comminution stage.  Ground ore is processed through a rougher flotation stage.  Tailings from the rougher flotation stage are pumped to a storage facility, while the concentrate is reground and processed through two further cleaner flotation stages.  Final bulk concentrate contains both copper and molybdenum values.

The bulk concentrate from both facilities is combined and processed through a single molybdenum flotation plant.  The bulk concentrate is floated in a rougher stage which depresses the copper values and selectively recovers molybdenum.  The underflow from this plant is the site's final copper concentrate.  This copper concentrate is dewatered and shipped in bulk to market. The rougher concentrate is reground and processed through two further cleaner flotation stages.  Molybdenum final concentrate from this plant is dewatered and bagged, and subsequently shipped to market. The molybdenum flotation plant was restarted in September 2016 after being idled in July 2015 during a decline in molybdenum prices.

Oxide ore from the mine is delivered to oxide leach dumps. The SX/EW plant is designed to extract copper from the pregnant leach solutions ("PLS") collected from the site's leach dumps.  Acidic solution is passed through the leach pile and extracts copper in the form of copper ions in this PLS.  This copper laden solution is delivered to the SX/EW plant via collection ditches, ponds and pumping where required.  The process takes PLS and selectively extracts the copper ions in solvent extraction mixer-settlers. The copper is transferred from this acid solution to an organic phase and finally to a clean electrolyte. The electrolyte is filtered and heated before being passed through the electrowinning cells where the copper is plated out on stainless steel cathodes. The resultant high quality cathode copper is bundled and sold. The barren solution leaving the plant, raffinate, is pumped back to leach additional copper from the leach piles. The SX/EW facility has been placed in care and maintenance since 2015 due to depleted leach dumps and limited fresh oxide ore feed from the mining activity. The plant will be restarted when sufficient oxide ore is mined to justify its operation.

Gibraltar's copper concentrate has a nominal 28.5% copper grade and includes silver as a by-product with no significant deleterious elements. Gibraltar's molybdenum concentrate has a nominal grade of 48% molybdenum and 1.5% copper which is industry standard grade. Gibraltar copper cathode is nominally 99.9%+ pure copper.

Infrastructure, Permitting and Compliance Activities

The Canadian National Railway ("CN") has rail service to facilitate the shipping of copper concentrates to Vancouver Wharves, owned and operated by PKM Canada Marine Terminal LP (or "Pembina") in North Vancouver, British Columbia.  The Company operates the concentrate rail load-out facility on the CN rail line at Macalister, 26 kms from the mine site.  Gibraltar owns the buildings and a portion of the land upon which the siding is located and has an agreement in place for the use of CN-owned siding materials.

Electricity is obtained from BC Hydro.  Natural gas is provided by Fortis BC.  The communities of Williams Lake and Quesnel are sufficiently close to the site to supply goods, services, and personnel to the Gibraltar Mine. The Gibraltar Mine had over 700 active personnel at the end of December 2020. Make-up fresh water for the mine site is obtained from a set of wells on the Gibraltar Mine property. Process facilities operate using reclaimed water from the existing tailings storage facility.

Dewatering of Pollyanna Pit is ongoing in preparation for future mining.  Water is being pumped to the mined-out Granite Pit for long term storage.  Water currently stored in the Gibraltar Pit will be transferred to the completed Granite pit starting in 2021 with construction of a bulk pit dewatering system underway.

Relocation of the in-pit crusher feeding concentrator 1 will need to be completed by 2024 prior to starting phase 2 of the Connector Pit.

With the current design parameters and tailings deposition plan, the tailings facility footprint will accommodate tailings storage until at least 2033. Starting in 2034 tailings will be deposited in the mined out Granite Pit.

All material regulatory authorizations and permits are in place to extract the reserves described in this report with the exception of:

  A small extension of lease boundary to include the Extension Pit by 2032; and.

  Periodic amendments of PE-416 and M-40 for pit wall pushbacks, water discharge, and waste rock and tailings storage.

Other permit considerations include approvals required for route changes to the access road, hydro transmission line, natural gas line, and water discharge pipeline in order to complete development of the Extension Pit which is scheduled to start in 2032.  Approvals will be sought as required.

There have been no material environmental non-compliance incidents since the mine reopened in 2004.

Capital and Operating Costs

As the majority of the mine's facilities are in place and operating, the only capital requirements are for the relocation of the in-pit crusher/conveyor system and electrical substation, bulk pit dewatering, realignment of the site access road and utility lines, specific tailings and water discharge related activities, and sustaining capital to maintain the integrity of the mining and processing equipment.

The total anticipated site capital requirements over the next 17 years are summarized in Table 5.

Table 5: Capital Cost Summary

Area	Total Capital (in millions)
Process Improvements	2
Bulk Pit Dewatering	7
Tailings and Water Treatment	33
Crusher & Substation Relocation	43
Road and Utility Realignment	6
General Sustaining	131
Total	223

Average estimated unit site operating costs over the next 17 years are summarized in Table 6:

Table 6: Site Operating Cost Summary

Operating Category	Life of Mine Cost
Mine cost/ton milled	$5.52
Processing cost/ton milled	$4.30
General and Admin cost/ton milled	$0.90
Total Operating cost/ton milled	$10.72

The basis for capital and operating cost estimates is documented in the Gibraltar Technical Report.

Exploration, Development, and Production

Gibraltar is pursuing initiatives to improve recovery, concentrator throughput, and mine cost and productivity. Continued improvement in any or all of these areas will have not only positive economic implications but could increase the size of the reserve pits under current commodity assumptions and/or impact the optimum cut-off grade.

Florence Copper

Unless stated otherwise, the information of a technical or scientific nature related to the Florence Copper Project contained in this AIF is summarized or extracted from the technical report entitled "NI 43‐101 Technical Report,  Florence Copper Project, Florence, Pinal County, Arizona" dated February 28, 2017, amended and restated December 4, 2017 (the "Florence Copper Technical Report") filed on Taseko's profile at www.sedar.com and updated with production and development results since that time.

Competent Persons Report

As a requirement of the LSE listing process in November 2019, the Company engaged an independent report writer to prepare an independent Competent Persons Report ("CPR") for the Florence Copper Project. The Florence Copper Project CPR is included with the Company's United Kingdom prospectus, a copy of which was filed on SEDAR on November 18, 2019. The report conforms to the requirements for a CPR as established by the European Securities and Markets Authority ("ESMA") Recommendations on consistent implementation of Commission Regulation ("EC") No 809/2004, implementing the Prospectus Directive (the ESMA Recommendations, as revised in March 2013), and was not prepared in accordance with National Instrument 43-101F1. The Florence Copper CPR was based on observations and data collection on site visits to the Florence Copper Project, data provided by Taseko, including interviews with key personnel involved in the operation and management of the assets. The Florence Copper Project CPR contained a number of estimates which are different than the estimates in the 2017 Florence Technical Report dated February 28, 2017, amended and restated December 4, 2017. The authors of the Florence Copper Project CPR applied more conservative cut-off grades and recovery rates, operating and capital cost escalation from a fourth quarter 2017 basis to a June 2019 basis partly based on indexes and partly on expected results of development, and adjusted some measured resources to indicated. No new scientific or technical information was used in preparing those estimates. The updates to the resource estimate and project economics contained in the CPR are not considered by the Company to constitute a material change either in its assessment of the Florence Copper Project or in relation to the Company as a whole. Accordingly, the Florence Copper Technical Report remains current and continues to be relied upon by the Company.

Project Description, Location and Access

The Florence Copper Project is an advanced-stage oxide copper project controlled by Taseko.  The project hosts a buried porphyry copper deposit that is amenable to ISCR and SX/EW copper production.

Florence Copper is located in the Sonoran Desert of Pinal County in south-central Arizona at latitude 33 02' 49" North and longitude 111 25' 48" West within the limits of the Town of Florence.  The Florence Copper site entrance is 14 miles by paved highway from Interstate 10 and can be accessed from the center of the Town of Florence via 4 miles of highway (AZ-79 and Hunt Highway). The Copper Basin Railway, a federally regulated shortline railroad, is located 100 feet north of Hunt Highway adjacent to the project site and provides rail access between the Town of Winkelman and the Union Pacific Railroad at the Magma loading station near Interstate 10.

The Florence Copper property is 1,342 acres and consists of two contiguous parcels of land, including 160 acres of leased State Trust Land.  Florence Copper owns surface and subsurface rights to 1,182 acres of patented land held in fee simple that includes the majority of the project area.  The patented land is subject to annual property taxes and falls within the jurisdiction of the Town of Florence for zoning and land use.  Florence Copper also holds Arizona State Mineral Lease 11-26500 that includes approximately 160 acres of surface and subsurface mineral rights on Arizona State Trust Lands, which is not subject to the jurisdiction of the Town of Florence for land use. The Arizona State Mineral Lease term is from December 2013 through to December 2033 and is renewable with Florence Copper having the preferred right to renew thereafter. The mineral lease requires annual rent to be paid to the State of Arizona and includes a royalty requirement on production from the mineral lease land.  The Arizona State Mineral Lease is in good standing and the State Trust Lands overlie approximately 42 percent of the targeted copper resource.

There are three separate royalties applicable to Florence Copper.  The land subject to Arizona State Mineral Lease 11-26500 is subject to a royalty payable to the State of Arizona based on a percentage (between 2% and 8% according to a "Copper Index Price") of the gross value of minerals produced.  A 3% "Net Returns" royalty on the entire property is payable to Conoco Inc. and a 2.5% "Net Profits Interest" royalty applicable to the patented land is payable to BHP Billiton.

Although there are some limited environmental liabilities on the project site relating to historical mining and exploration activities conducted by previous owners, as well as Florence Copper's PTF operations, these are managed by the Company and do not pose a risk to access, title or the ability to perform work on the project.

The patented land portion of the project was subject of a legal non-conforming use litigation which was decided in the Company's favour. Further legal details are included in the section of this AIF entitled "Legal and Permitting".

History

The project has had four previous owners whose primary business is exploration and mining development including Continental Oil Company ("Conoco"), Magma Copper Company ("Magma"), BHP Copper Inc. ("BHP") and Curis Resources Ltd. ("Curis"). BHP conveyed the land constituting the Florence Copper Project to Florence Copper Inc. on May 2000. In the years between 2002 and 2009 the ownership of the private property passed through a number of companies including Roadrunner Resorts LLC, WHM Merrill Ranch Investments LLC, The Peoples Bank, and Merrill Ranch Properties LLC.  Ownership of Arizona State Mineral Lease 11-26500 remained with Florence Copper Inc. which was acquired by Felix-Hunt Highway LLC in 2008.  Curis purchased the surface rights and all of the mineral rights to the 1,182 acre private land component of the Florence Copper Project in December 2009. In February 2010, Curis obtained assignment of Arizona State Mineral Lease 11-26500 completing the land holdings that form the Florence Copper site.  Curis was acquired by Taseko in November 2014.

Conoco discovered the Florence Copper deposit in 1970 while executing an exploratory drilling program southwest of Poston Butte. From 1970 to 1977 Conoco completed approximately 620,000 feet of exploration drilling in 612 drill holes.  In 1974, Conoco mined approximately fifty thousand tons of mineralized material from a single-level, underground mine designed to collect samples for metallurgical and geological testing. Metallurgical testing of the recovered material was performed using a small plant built on the property. The mine shafts are now capped at the ground surface and the mine is flooded.

Magma acquired the property from Conoco in July 1992 and initiated a pre-feasibility study to verify the Conoco work and to determine the most effective technology for extracting copper from the deposit. The results from copper resource modeling, metallurgical testing, material property testing, and financial analysis supported the conclusion that the preferred method for development of the property was ISCR and SX/EW to produce cathode copper. Magma also completed approximately 150,000 feet of exploration drilling in 172 drill holes over the period from 1994 to 1996.

In January 1996, Broken Hill Proprietary Company Limited of Australia acquired Magma and created BHP. In 1998, BHP conducted a 90-day field optimization ISCR test to demonstrate hydraulic control, gather copper recovery and other technical data for a feasibility study. The outcome of the study confirmed to regulatory agencies that production wells could be efficiently installed into the mineralized zone, hydraulic control of the injected and process solutions could be maintained and documented, and that the ISCR method was a viable method for copper extraction at Florence Copper. BHP also completed approximately 17,000 feet of exploration drilling in 21 drill holes in 1997.

After completing the acquisition of Florence Copper in February 2010, Curis conducted approximately 8,000 feet of drilling in 6 drill holes to verify previous results, provide metallurgical samples, and information for further project development. Curis performed detailed data verification and generated a new resource model for the project as well as undertaking a metallurgical program focused on simulating in-situ conditions by using whole core box leach tests.

Geological Setting, Mineralization and Deposit Types

The Florence Copper Project hosts a porphyry copper deposit consisting of a large core of sulfide copper mineralization underlying a zone of oxide copper mineralization. The deposit formed when numerous dike swarms of Laramide granodiorite porphyry intruded Precambrian quartz monzonite near Poston Butte. Hydrothermal solutions associated with the intrusion altered the host rock depositing copper and iron sulfide minerals in the strongly faulted and fractured rocks.

Mid-Tertiary Basin and Range extensional faults subsequently elevated and isolated much of the Florence Copper deposit as a horst block and this block as well as the downthrown fault blocks were exposed to weathering and erosion. The centre of the deposit was eventually eroded to a gently undulating surface and the deposit was buried due to regional erosion processes to a depth of approximately 400 feet.  During this period of erosion and deposition, a clay layer was deposited approximately 75 feet above the bedrock surface that impedes the mixing of groundwater between the near surface aquifer and the deeper aquifer hosting the mineralized zone.

Mineralization in the highly-fractured oxide zone consists primarily of chrysocolla with lesser "copper wad," tenorite, cuprite, native copper, and trace azurite and brochantite.  The majority of the copper occurs as chrysocolla in veins and fracture fillings, while the remainder occurs as copper-bearing clays in fracture fillings and former plagioclase sites.  The average thickness of the oxidized zone is approximately 400 feet.

The main sulfide minerals in the deposit are chalcopyrite, pyrite and molybdenite with minor chalcocite and covellite.  The supergene chalcocite blanket is very thin and irregular and in most instances the transition from the oxide zone to the sulfide zone is quite abrupt.

Exploration

Substantial exploration work has been undertaken on the Florence Copper site by previous owners including drilling (exploration, assessment, condemnation, geotechnical and environmental), underground mine development, geophysical surveys and mineralogy studies.

Over the period since Taseko acquired Florence Copper, the Company has not conducted any exploration work on the property, its activities concentrating on permitting, metallurgical testing, engineering, and the construction and operation of the PTF.

Drilling

Drilling on the Florence Copper site has been undertaken by means of core drilling, RC rotary drilling and conventional rotary drilling.  Conoco developed a detailed geologic core logging protocol in the early to mid-1970s and subsequent geologists have continued to use this method, with slight modifications, to maintain continuity of the geologic data produced.

Since 2009, work on the property has been focused on the site's potential copper production through ISCR which has included the drilling of 6 holes to obtain samples for metallurgical testing and engineering studies to support planning for project development.

Drilling performed on the property is summarized in Table 7 below.

Table 7: Drilling by Company

Company	# of Drill Holes	Core Length (feet)
Curis Resources (2011)	6	7,752
BHP Copper (1997)	21	16,638
Magma Copper Company (1994-1996)	172	146,891
Conoco (1970-1977)	612	620,483
Other	6	3,716
Total	817	795,480

The construction and operation of the PTF required the drilling of 9 recovery wells, 4 injection wells, and 7 observation wells.  These wells were drill by the rotary reverse circulation method and cuttings were not assayed.

Sampling, Analysis and Data Verification

Sampling protocols were developed by previous owners to ensure consistency and mitigate bias. Sampling consisted of core samples and cuttings from drilling, as well as bulk samples obtained from the underground workings. Core samples as well as conventional rotary and reverse circulation drill cuttings were all assayed, although assays for conventional rotary cuttings are considered unreliable and have not been used in the project data set.  Core samples provide the most representative, unbiased samples of the mineralized materials encountered in the boreholes.

Assays of drill samples were conducted by various laboratories under the supervision of Arizona-registered assayers and laboratory managers. The "San Manuel Method" was consistently used by Magma, BHP and outside laboratories contracted for the analysis of percent acid-soluble copper content in the Florence drill and metallurgical test samples.

Data verification has been performed by each company conducting exploration and development at the site and the information and data generated by all prior owners have been reviewed and verified to ensure that the data is of good quality and is suitable for use in mineral reserve estimates. Details of sample preparation, assay laboratories, security, and data verification used in the drill hole sampling and analytical programs is documented in the Florence Technical Report.

Mineral Processing and Metallurgical Testing

The Florence Copper property has a long history of metallurgical testing which establishes the amenability of the site oxide copper mineralization to leaching.  Historic test work has included laboratory scale column testing and vat leaching as well as pilot scale vat and agitation leaching. These tests have been conducted on material sourced from drill core as well as a bulk sample from the test underground mining.

Recent metallurgical test work has focused on test methods specific to simulating ISCR performance.  This program began in 2011 with box leach tests where whole drill core was leached at near atmospheric pressure to simulate leaching of undisturbed ore. In 2013 development of a pressurized test apparatus led to tests on whole drill core to simulate the hydrostatic pressure in the ore body during leaching and rinsing. This pressurized test apparatus has been refined to more accurately simulate ISCR conditions as the test work has proceeded and a test linking seven pressurized cells in series was completed in 2016. This series leach test passed solutions through approximately 15 feet of whole core with a solution transit time of about 13 days, representing approximately the mid-point of scale-up between a single pressurized test with a solution transit time of less than two days and the full scale well field with an estimated 30 days transit time. The development of the ISCR leach test methodologies culminating in the series leach test has allowed the laboratory to produce mature leach solutions with compositions that closely correspond to those predicted for the full-scale operation.  All of the ISCR leach testing was conducted in closed circuit and used solvent extraction to recover the leached copper into a proxy electrolyte solution.

The leaching model for ISCR at Florence is based on data from the box leach tests, individual pressurized tests and the series testing.  Laboratory data used for modelling is subjected to a validation process based on established industry practice in the copper leaching field. The leach model is then combined with a model of sweep efficiency, which adjusts for the amount of mineralized material that would be contacted by solutions over time in the ISCR well field, and a recovery factor to account for the proportion of copper leached which is plated as cathode copper.  Recovery to cathode copper is predicted to be 70% over a four year leach cycle for Florence Copper.

Mineral Resource and Mineral Reserve Estimates

The Florence Copper mineral reserves and resources are based on the Florence Copper Technical Report and reflect depletion due to the operation of the PTF to the end of 2019.  The reserve and resource tonnages are unchanged, as leaching has not been completed in any portion of the deposit; however, copper grades and contained copper values have been updated to reflect PTF copper extraction to date.

The reserve estimate utilizes a copper price of US$2.50 per pound and the reserves as of December 31, 2020 are presented in Table 8 below.

Table 8: Reserve Estimate at 0.05% TCu Cut-off

	Tons (in millions)	Grade	Contained Cu (in millions lbs)
Probable	345	0.36	2,472
Note: Contained metal values do not account for metallurgical recoveries. The tonnage factor is 12.5 ft3/ton.

The mineral resource estimate utilizes a copper price of US$2.50 per pound and the mineral resource estimate includes only oxide mineralization in bedrock as sulfide mineralization is considered not recoverable by ISCR methods and is consequently not included in either the mineral resource or reserve estimates.

The Florence Copper mineral resource as of December 31, 2020 is summarized in Table 9 and includes the mineral reserves included in Table 8 above.

Table 9: Florence Project Mineral Resources

All Oxide in Bedrock (0.05 %TCu cutoff)
Class	Tons (in millions)	Grade	Cu (in millions lbs)
Measured	296	0.35	2,093
Indicated	134	0.28	745
M+I	429	0.33	2,838
Inferred	63	0.24	295

Note: All oxide includes the entire copper oxide zone and iron-oxide leached cap zone including the top 40-foot of bedrock (bedrock exclusion zone). Contained metal values do not account for metallurgical recoveries. The tonnage factor is 12.5 ft3/ton.

Mining Operations

The mining method proposed for Florence Copper is ISCR which is an extraction method used for selected mineral deposit conditions as an alternative to open pit or underground mine methods. The Florence Copper deposit is amenable to the ISCR method due to the high degree of natural fracturing in the oxide zone, connectivity of the fractures, acid soluble copper mineralization that occurs on the faces of the fractures, and host rocks as well as deposit hydrologic conditions which are favorable for leaching operations.

The ISCR process involves drilling wells into the mineralized material and circulating a dilute low pH lixiviant solution (consisting of 99% water) through the ore between injection and recovery wells. The lixiviant solution dissolves the copper minerals and the resulting copper rich solution is processed in a conventional SX/EW plant where the copper is removed from the solution and plated as cathode copper.

The ISCR method is highly environmentally efficient, does not require the large-scale movement of waste rock or ore and will have minimal impact on the site topography. Using ISCR will result in the project consuming less energy, less water and producing less carbon dioxide emissions and waste per pound of copper produced than a conventional mining operation. The project well field design includes a surrounding network of perimeter wells and monitoring wells to ensure that the process solutions remain in the mineralized zone and, when leaching in an area is completed, the process solutions will be rinsed from the block to restore the ground water quality.

Processing and Recovery Operations

Copper recovery at Florence Copper will utilize conventional SX//EW technology to produce cathode copper from the copper-bearing leach solutions pumped from the ISCR wellfield. The planned commercial SX/EW plant is designed for a flow of 11,000 gpm with a PLS grade of 2 grams per litre.

The planned processing plant and associated infrastructure will be located on Florence Copper private land to the east of the State Land parcel. The process fluids are piped to and from the process plant in lined trenches.

The process consists of the following elements:

  ISCR wellfield;
  Lined PLS and raffinate ponds;
  SX plant with four mixer settlers;
  Tank farm for handling process liquids;
  EW tankhouse;
  Ancillary warehouse and maintenance facilities;
  Water treatment plant and solution ponds; and
  Existing administration office complex.

Infrastructure, Permitting and Compliance Activities

The Florence Copper area has excellent local infrastructure and vendor resources to support exploration, development, and mining.  Service companies for the metals/non-metals, coal, oil and gas industries are located in Phoenix and Tucson as well as, at a greater distance, in Albuquerque, New Mexico and Denver, Colorado. Skilled manpower resources are readily available locally due to the area's long history of copper exploration and mining.

The project site has an administration building, warehouse building, equipment laydown yard and core storage facility.  The project site is serviced from existing water wells owned by the Company for its' potable water needs as well as for future process requirements.  The site is also presently serviced with electrical power, trash pick-up, a septic system for sanitary wastes and full communication services including landline telephone, cellular telephone and internet services.

Power for commercial development of the project is available from an Arizona Public Service high-voltage transmission line at the northwest corner of the property. Natural gas is available in the area from Southwest Gas approximately one mile east of the site.

Development of the site is planned to occur in two phases.  The first phase is construction and operation of the PTF, which will demonstrate the application of ISCR to the Florence Copper Project. The second phase is the construction and operation of the commercial ISCR facility. The various permits required to authorize the PTF have been issued by the regulators. The status of permitting activities is provided below.

The Temporary Aquifer Protection Permit ("TAPP") for the PTF was issued in August 2016 by the ADEQ and was subject to an administrative appeal and a complaint for judicial review. The Water Quality Appeals Board ("WQAB") conducted a hearing on the issues under appeal and dismissed the appeal, upholding the permit. Subsequently the Superior Court in Maricopa County heard the complaint for judicial review and affirmed the decision of the WQAB, upholding the permit. The Superior Court's decision was appealed to the Arizona Court of Appeals in January 2019.  The Court upheld the lower court's ruling in May 2020.

In February 2016, the EPA issued the final Memorandum of Agreement in accordance with Section 106 of the National Historic Preservation Act for the archeological work associated with the construction of the PTF. In December 2016, the Company received the final UIC Permit for the PTF from the EPA. The permit was subject to petitions for review to the Environmental Appeals Board ("EAB") and the EAB upheld the permit in September 2017. The EAB's ruling was the subject of an appeal to the Ninth Circuit of the U.S. Court of Appeals which was dismissed with prejudice by the appellants ending the appeals of the UIC Permit.

Construction of the PTF was completed in 2018 and wellfield operations commenced in the fourth quarter of 2018.  Operation of the PTF has continued since that time and the PTF is currently in the rinsing phase of testing.

Two permits are required to commence certain construction of the commercial-scale wellfield at Florence Copper.  These are the APP from the ADEQ and the UIC permit from the EPA.

In June 2019, the Company submitted the APP application for the Phase 2 commercial facility to the ADEQ. On December 8, 2020, the Company received the APP permit from the ADEQ.  The APP permit was issued following a public comment period and public hearing in August 2020 where the project received strong support from local community members, business owners and elected officials.  The APP was appealed by a single private party in January 2021.  The appeal is now pending before the WQAB.

The UIC permit application for the Phase 2 commercial facility was submitted to the EPA in August 2019. The EPA is nearing completion of its technical review for the UIC permit and no significant issues have been identified. While progress is being made, the COVID-19 situation in Arizona has had an impact on the EPA process and this has extended the timeline by a few months, but management still expects the project will be fully permitted by mid-2021.

Additional details are available in the "Legal and Permitting" section.

Capital and Operating Costs

The estimated pre-production capital cost for the Florence Copper commercial production facility is US$204 million in Q4 2016 dollar terms.  A summary of the major components of the capital cost estimate is presented in Table 10.

Table 10:  Summary of Pre-Production Capital Cost Estimate

Item	Capital Cost (millions $US)
Pre-Production ISCR Wellfield	$42
SX/EW Plant	$49
Utilities, Infrastructure and Ancillaries	$14
Indirect Costs	$61
Owner's Costs	$21
Total Construction Capital Costs	$188
Pre-Production Operating Costs	$16
Total Pre-Production and Capital Costs	$204

Sustaining capital expenditures during the production period were estimated to be US$713 million.  This capital will be expended over a 22-year period and consists of US$624 million for well field development and US$89 million for a water treatment plant and construction of process water ponds.

Details of the basis for capital cost estimates can be found in the Florence Copper Technical Report.

The estimated average operating costs for Florence Copper over the life of mine is US$0.90 per pound of copper and the estimated total production cost is US$1.10 per pound of copper produced inclusive of royalties.  Details of the estimated operating costs are presented in Table 11.

Table 11:  Summary of Operating Cost Estimate

Item	Operating Cost ($US per lb copper)
ISCR Well Field	$0.33
SX/EW Plant	$0.24
Water Treatment	$0.07
General and Administration	$0.19
Reclamation	$0.04
Off Property Costs	$0.02
Total Operational Costs	$0.90
Royalties	$0.21
Total Production Costs	$1.10

The details of the basis for the project operating cost estimate can be found in the Florence Copper Technical Report.

The main assumptions and inputs to the base case economic analysis of Florence Copper are:

  Total pre-production capital costs of US$204 million;
  Life of project sustaining capital costs of US$713 million;
  Copper recovery of 70%;
  Total production costs of US$1.10 per pound of copper; and
  Long-term copper price of US$3.00 per pound.

The following after-tax economic indicators are derived from the base case life of mine cash flow assuming the tax rates in effect at the effective date of the Florence Technical Report:

  Project after-tax net present value of $680 million** at a 7.5% discount rate;
  Internal rate of return of 37%; and
  Payback period of 2.5 years.

** The Company expects that the reduced U.S. corporate income tax rates, announced in December 2017, will have a significant positive impact on the project's post-tax net present value.

Exploration, Development and Production

Development of the site is planned to occur in two phases.  The first phase was construction and operation of the PTF which demonstrated the application of ISCR to the Florence Copper Project. The second phase is the construction and operation of the commercial ISCR facility with a annual production capacity of 85 million pounds of cathode copper and an expected average annual production of 81 million pounds of copper over 21 years.

The main focus of the PTF phase was to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained and provide valuable data to validate the Company's leach model as well as optimize well design and performance and hydraulic control parameters.

The PTF was constructed and commenced operations in the fourth quarter of 2018. Steady state operation of the PTF was achieved in 2019 and the focus turned to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the ore body. The operating team has used physical and operating control mechanisms to adjust solution chemistry and flow rates and has successfully achieved targeted copper concentration in solution. PLS grade in the centre recovery well (most representative of the performance of the commercial wellfield) has achieved targeted levels and the SX/EW plant produced at a rate of approximately one million pounds of copper cathode per year, mainly from the centre recovery well, prior to switching to the rinsing phase of testing in late June 2020.  Data collected during this final rinsing phase will further inform commercial operations.

The PTF has provided valuable data to validate the Company's models and planned operating parameters, and this data is being used to refine operating plans for the commercial phase. Detailed engineering for the commercial facility is ongoing with the objective to have it substantially complete ahead of receipt of the final permits and a final construction decision.

The PTF also successfully demonstrated that hydraulic control could be achieved and maintained and confirming that the oxide ore zone behaves hydrologically as an equivalent porous media, thereby ensuring protection of underground sources of drinking water.

Legal and Permitting

Florence Copper has recently received favorable rulings in the legal challenges to the PTF permits and the Company's legal non-conforming right to mine its patented mining land held in fee simple.  A summary of each of the cases is included below.

On September 28, 2012, the ADEQ issued Florence Copper a TAPP for the development of the PTF. Following a series of appeals, amendments, and a judicial review, the Superior Court of Maricopa County, Arizona ruled on December 18, 2018 affirming the decision of the Water Quality Appeal Board and upholding the TAPP. The Town and two private parties appealed the Superior Court's decision to the Arizona Court of Appeals in January 2019.  The appellate court denied the appeal in May 2020.

In 2013, the Florence Town Council authorized the town staff to initiate an eminent domain action against Florence Copper's patented mining land held in fee simple and challenged the validity of an existing development agreement with the town. The action did not include the 160 acre State Trust Land parcel on which Florence Copper will operate the PTF.  On July 2, 2015, Florence Copper's motion to dismiss the eminent domain claim was granted. The final issue before the Maricopa County Superior Court was whether a legal non-conforming use ("LNCU") right to mine continues to exist on Florence Copper's privately owned land. The issue proceeded to trial in 2018 and the Superior Court ruled on January 2, 2019 confirming Florence Copper's LNCU right to mine on the Company's privately owned land. The Town appealed the Court's ruling to the Arizona Court of Appeals. On March 23, 2021, the Court of Appeals ruled decisively in Florence Copper's favour ruling that the Company is legally entitled to mine its private property within Town limits and awarding Florence Copper US$1.7 million in attorneys' fees and costs against the Town of Florence. Florence Copper is now moving forward on its counterclaims against the Town of Florence in the lower court.

On December 20, 2016, the EPA issued the final UIC Permit to Florence Copper. This permit regulates the operation of Class III underground injection wells at the PTF. Three petitions for review of the Permit were filed with the EAB of the EPA.  These petitions were filed by the Town of Florence ("TOF") and Southwest Value Partners ("SWVP"), the Gila River Indian Community ("GRIC"), and John Anderson, a Town Councilman representing himself. The GRIC withdrew its petition and Councilman Anderson's petition was dismissed by the EAB.  On September 22, 2017 the EAB dismissed the TOF/SWVP petition and upheld the UIC Permit issued to Florence Copper. The TOF/SWVP appealed the EAB ruling to the Ninth Circuit of the U.S. Court of Appeals. The Ninth Circuit of the U.S. Court of Appeals subsequently dismissed with prejudice the TOF/SWVP petition before the Court on August 2, 2018 ending the appeals of the UIC Permit.

On December 8, 2020, the Company received the commercial APP permit from the ADEQ.  The APP permit was issued following a public comment period and public hearing in August 2020 where the project received strong support from local community members, business owners and elected officials.  A single private party has appealed the APP.  This appeal is pending before the WQAB and a ruling is anticipated by mid-2021.

The second required operating permit is the UIC permit issued by the EPA. The UIC permit application for the Phase 2 commercial facility was submitted to the EPA in August 2019.  The EPA is nearing completion of its technical review for the UIC permit and no significant issues have been identified. While progress is being made, the COVID-19 situation in Arizona has had an impact on the EPA process and this has extended the timeline by a few months, but management still expects the project will be fully permitted by mid-2021.

Yellowhead Project

Unless stated otherwise, the information of a technical or scientific nature related to the Yellowhead Copper Project contained in this AIF is summarized or extracted from the technical report entitled "Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project" dated January 16, 2020 (the "Yellowhead Copper Technical Report") prepared under the supervision of Richard Weymark, P.Eng., MBA, who is a Qualified Person as defined by NI 43-101 and filed on www.sedar.com under Taseko's profile.

Project Description, Location and Access

The Yellowhead Copper Project is located approximately 150 kms northeast of Kamloops at latitude 51°30' north and longitude 119°48' west in the Kamloops Mining Division. The project has paved highway, rail, and power access at Highway #5 within 10 kms of the property.

The property consists of one mineral lease which is valid until at least June 2050 and 91 mineral claims covering a total of approximately 42,000 hectares. All mineral claims are in good standing until at least November 2024. There are three parcels of fee simple land located 2.5 kms west of the nearest community, Vavenby, where the rail load-out facility would be located.

Six claims are subject to a 2.5% net smelter returns ("NSR") royalty to Xstrata while 31 claims are subject to a 3% NSR royalty to US Steel Corp., capped at C$3.0 million, subject to inflation.

History

Copper mineralization was discovered in the immediate vicinity of the deposit in the mid-1960s. The initial discovery was followed-up by extensive prospecting, line cutting, road building, surface geochemical sampling, geological mapping, geophysics, trenching and diamond drilling programs.

Noranda Exploration Company ("Noranda") and Québec Cartier Mining Company ("QCM"), a 100% wholly owned subsidiary of US Steel, staked claims in the deposit area in 1965 and 1966 respectively. This resulted in the area west of the Harper Creek tributary belonging to Noranda and east of it to QCM. The two companies worked independently on their properties from 1966 until 1970. In late 1970, the companies formed a joint venture, which explored their contiguous properties until 1974.

Further work in the deposit area occurred in 1986 and 1996. This included trenching, core resampling and metallurgical testing and additional drilling.

Historical core drilling took place on the property in 11 different years over a 30-year period between 1967 and 1996. The total length of the 191 holes drilled on the property was 30,800 m. Of these holes, 165 targeted what is now known as the Yellowhead Copper Deposit, for a total of 28,200 m or 92% of the overall drilling.

No further drilling on the deposit area took place until 2006.

Yellowhead Mining Inc. ("YMI") formed as a private British Columbia company and obtained control of the project through staking, purchase and option agreements in 2005. YMI undertook their first phase of field exploration on the project in 2006 and completed 65,000 m of drilling from 2006 through 2013.

Historical resource estimates date back to 2007 culminating in a feasibility study completed in 2014 including the establishment of a proven and probable mineral reserve.  Historical resource and reserve estimates are summarized in the Yellowhead Copper Technical Report filed by Taseko on SEDAR.

In February 2019, Taseko acquired a 100% interest in YMI.

Geological Setting, Mineralization, and Deposit Types

The project is located within structurally complex, low-grade metamorphic rocks of the Eagle Bay Assemblage, part of the Kootenay Terrane on the western margin of the Omineca Belt in south-central BC.

The Eagle Bay Assemblage incorporates Lower Cambrian to Mississippian sedimentary and volcanic rocks subject to deformation and metamorphism. The Eagle Bay Assemblage divides into four northeast-dipping thrust sheets that collectively contain a succession of Lower Cambrian rocks overlain by a succession of Devonian-Mississippian rocks. The Lower Cambrian rocks include quartzites, grits and quartz mica schists (Units EBH and EBQ), mafic metavolcanic rocks and limestone (Unit EBG), and overlying schistose sandstones and grits (Unit EBS) with minor calcareous and mafic volcanic units. These older units are overlain by Devonian-Mississippian succession of mafic to intermediate metavolcanic rocks (Units EBA and EBF) intercalated with and overlain by dark grey phyllite, sandstone and grit (Unit EBP).

Unit EBA of the Devonian-Mississippian succession hosts the deposit.

The northeast trending Harper Creek Fault separates the deposit into a west domain and east domain. In the west domain, chalcopyrite mineralization is primarily in three copper bearing horizons. The upper horizon ranges from 60 m to 170 m in width and is continuous along an east-west strike for some 1,300 m, dipping approximately 30º north. The middle horizon is not as well developed and is often fragmented. It primarily exists within a graphitic and variably silicified package of rocks that range from 30 m to 40 m in width at the western extent, increasing up to 90 m locally eastward, gradually appearing to blend into the upper horizon. The lowest or third horizon has less definition mainly due to a lack of drill intersections. Commonly hosted within mafic to intermediate volcaniclastics and fragmental rocks, it can range from 30 m to 90 m in width although typical intersections are in the 30 m range. These horizons generally contain foliation-parallel wisps and bands as the dominant style of sulphide mineralization.

In the east domain, mineralization characterized by high angle, discontinuous, tension fractures of pyrrhotite, chalcopyrite ± bornite is frequently associated with quartz carbonate gangue. This style is common within, but not limited to, the metasedimentary rocks and areas of increased pervasive silicification. Mineralization is not selective to individual units and frequently transgresses lithological contacts throughout the area. At the near surface areas in the south and down-dip to the north, widths of mineralization typically range from 120 m to 160 m. In the central area of the east domain where thrust/reverse fault stacking has been interpreted, mineralization thicknesses typically range from 220 m to 260 m with local intersections of up to 290 m.

The deposit type is a remobilized polymetallic volcanogenic massive sulphide deposit, comprising lenses of disseminated, fracture-filling and banded iron and copper sulphides with accessory magnetite. Mineralization is generally conformable with the host-rock stratigraphy as is consistent with the volcanogenic model. Observed sulphide lenses measure many tens of metres in thickness with km-scale strike and dip extents.

Exploration

Exploration work undertaken on the Yellowhead Copper site by historical owners included stream sediment sampling, reconnaissance geological mapping, soil sampling, geophysical surveying and diamond drilling.  Subsequent exploration completed between 2005 and 2013 by YMI included diamond drilling and historical core relogging, airborne geophysics (magnetic and electromagnetic), ground geophysics (magnetic, electromagnetic and induced polarization), soil sampling, rock sampling, geological mapping and petrographic and whole rock analysis of drill core and surface rock samples. This work largely focussed on the west-central part of the property in the deposit area.

Summaries of the exploration work completed are discussed in the Yellowhead Copper Technical Report.  There has been no exploration on the property since 2013.

Drilling

A significant amount of drilling has taken place on the Yellowhead Copper Project, totalling 95,735 m by YMI and historical operators in 408 holes. All were cored diamond drillholes. Results from these drill programs are the basis for the mineral resource estimate. There are no drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

YMI relogged and resampled selected historical core in the deposit area from the Noranda 1968-1971 and American Comstock 1996 drill campaigns with the goal of verifying the historical analytical copper results. Results of this program showed good correlation of copper grades and thicknesses with the historically reported drill core intersections.

Drilling performed on the property is summarized in Table 12 below.

Table 12: Drilling by Company

Company	# of Drill Holes	Core Length (metres)
Québec Cartier Mining Company (1967-1969)	33	5,285
Noranda Exploration Co. Ltd. (1968-1970)	87	12,156
Noranda/QCM Joint Venture (1970-1973)	48	9,012
Other Historical Owners (1983-1996)	23	4,300
Yellowhead Mining Inc. (2006-2013)	217	64,985
Total	408	95,741

Sampling, Analysis and Data Verification

YMI and previous project operators systematically sampled and analyzed all potentially mineralized sections of drill core on the Yellowhead deposit for copper, the primary element of interest. Early operators in the 1960's and 1970's, typically only analyzed for copper. This expanded to include gold, silver and several other elements in the programs of the 1980's and 1990's. From 2005 onwards, over 30 elements made up the standard assaying protocol for drill core, including historical core resampled and reanalysed since then. This historical core was from the Noranda, Noranda / QCM Joint Venture and Comstock drilling. Samples taken for copper assay from all historical and modern drillholes number over 55,000 with an average core length of 1.5 m.

In 2019, the Cohesion Consulting Group ("CCG") completed an audit of the Yellowhead project drillhole database. CCG reviewed the digital files comprising the drillhole database, assay certificates, geological models and supporting documents used in the mineral resource and mineral reserve estimates. The audit found no errors, omissions, QA/QC failures or differences between this drillhole database and the supporting documents of significance to the resource and reserve estimate.

Details of sample preparation, assay laboratories, security, and data verification used in the Yellowhead drill hole sampling and analytical programs is documented in the Yellowhead Technical Report.

Mineral Processing and Metallurgical Testing

The basis of process design for the project was informed from feasibility level metallurgical test work program conducted in 2011 and early 2012 at G&T Metallurgical Services Ltd. ("G&T"), in Kamloops, BC.

This test program consisted of a suite of open circuit batch flotation testing, lock cycle testing, ore hardness testing, a pilot plant campaign, and mineralogical characterization of both a primary master composite representing feed from the earlier phases of mine development along with a suite of composite samples representing variable lithology and discreet spatial zones within the pit. Additional laboratory comminution test work conducted in 2011 at FLSmidth ("FLS") of Bethlehem, Pennsylvania, was also used to inform process comminution circuit design and power requirements.

The proposed process for the project consists of a conventional milling circuit to recover copper via grinding, rougher flotation, regrinding of rougher concentrate, followed by a cleaner flotation circuit. All comminution testing conducted to date suggest the ore is soft to moderately soft and very amenable to both SAG milling and ball milling.

Mineralogy characterization on ore samples from the deposit demonstrate that chalcopyrite is the dominant copper bearing mineral making up over 98% of the copper species in majority of the deposit.

Lock cycle testing produced a final copper concentrate grade of 26% copper at about a 90% total copper recovery. The final concentrate produced from lock cycle testing and the pilot plant produced a clean concentrate with deleterious elements below typical penalty limits at smelters, and also containing payable gold and silver values.

Mineral Resource and Mineral Reserve Estimates

The Yellowhead Copper mineral reserve estimate uses long-term metal prices of US$2.40/lb for copper, US$1,000/oz for gold and US$13.50/oz silver and a foreign exchange rate of C$1.00=US$0.80.

The proven and probable reserves as of December 31, 2019, are tabulated in Table 13 below.

Table 13: Yellowhead Reserve Estimate at 0.17% Copper Cut-off

	Tonnes (in millions)	Cu (%)	Au (gpt)	Ag (gpt)
Proven	458	0.29	0.031	1.3
Probable	359	0.26	0.028	1.2
Total	817	0.28	0.030	1.3
Note: Totals may not add due to rounding.

The Yellowhead mineral resource estimate as of December 31, 2019 is summarized in Table 14 and includes the mineral reserves included in Table 13 above. The mineral resource uses a copper price of US$3.25/lb for copper, US$1,300/oz for gold and US$17.00/oz silver and a foreign exchange rate of C$1.00=US$0.80.

Table 14: Yellowhead Resource Estimate at 0.15% Copper Cut-off

Class	Tonnes (in millions)	Cu (%)	Au (gpt)	Ag (gpt)
Measured	561	0.27	0.029	1.2
Indicated	730	0.24	0.027	1.2
M+I	1,292	0.25	0.028	1.2
Inferred	109	0.24	0.026	1.2
Note: Totals may not add due to rounding.

Mining Operations

The Yellowhead open pit is designed to be mined utilizing conventional truck and shovel mining techniques. The equipment utilized in this operation would be typical of that found in today's large open pit operations. Open pit operations are planned to supply a conventional copper concentrator with 90,000 tpd of ore at a cut-off grade of 0.17% copper at a strip ratio of 1.4:1 for 25 years. Ore would be delivered to a primary crusher located at the southwestern rim of the ultimate pit. An ore stockpile would be established during the first five years of operation to maximize ore grade delivered to the mill during that period and provide operating flexibility. Potentially acid generating ("PAG") waste rock would be stored inside the tailings storage facility ("TSF") while non-acid generating ("NAG") waste and overburden would be placed in conventional waste storage locations proximal to the open pit.

Processing and Recovery Operations

The proposed process plant for the project is a conventional sulphide concentrator utilizing three-stages of comminution, sulphide flotation and concentrate dewatering.

The concentrator is designed to process a nominal 90,000 tpd of ore and produce a marketable copper concentrate containing silver and gold. The concentrator would consist of a primary gyratory crusher fed run-of-mine ore from the pit transported via haul trucks. The product from the crusher would be transported via overland conveyors to a coarse ore stockpile. Ore from the stockpile would then be reclaimed and fed to two parallel SAG-ball mill circuits which produce feed for a single rougher flotation bank. The rougher flotation concentrate would be reground with two parallel vertical stirred mills prior to being reprocessed in a two stage cleaner flotation circuit which includes both tank and column flotation cells. Sulphide minerals are collected with a conventional xanthate collector and pyrite is rejected using lime.

The final concentrate would be dewatered by thickening followed by filtration prior to being conveyed to the final concentrate stockpile. The final concentrate would be trucked off-site to a proximal rail load-out facility for subsequent transport to the Port of Vancouver or direct rail to other North American markets.

Both rougher and first cleaner flotation tailings would be transported separately to the TSF. Process water from the TSF would be reclaimed and recycled back to the process plant for reuse.

Infrastructure, Permitting and Compliance Activities

Road access proposed to the project site is from Highway #5 at the town of Vavenby via 24 km of existing forest service roads ("FSRs"). These FSRs will require minor upgrading for operations traffic, such as widening, alignment and surface reparation. A 2.5 km extension from the end of the FSRs will be required to reach the plant site.

A rail load-out facility is designed to be constructed at an existing rail siding on a property owned by Taseko near Vavenby. Concentrate would be trucked from the plant site to the rail load-out facility where it would be loaded onto trains and transported to North American markets and/or to the port of Vancouver for overseas shipping.

Electrical power for the project would be supplied by BC Hydro from the Vavenby substation. The current Vavenby substation would need upgrades from BC Hydro to be able to provide stable power to site. The Company proposes to construct a 22 km overhead transmission line to bring power from the Vavenby substation to the project site.

Processing facilities would include a primary crusher located near the crest of the pit and associated overland conveyor; a coarse ore stockpile with a 45,000 tonne capacity; a concentrator building housing the grinding, flotation and dewatering circuits; and a concentrate shed.

The TSF is proposed to be located in the valley on the south side of the plant site, downstream of the concentrator. The main embankment would initially be constructed as a water retaining starter embankment, constructed with a rock fill shell in a downstream fashion. After year 5, cycloned sand would be used to construct centreline raises on top of the starter embankment to a final height of 165 m with a 3.5H:1V downstream slope.

Two additional embankments will be required to provide storage capacity for operations. The north and northwest embankments would be constructed in years 12 through 16.

A water treatment plant is designed as a stand-alone plant used for processing site contact water. The initial water treatment plant is proposed for construction in year 2 and commissioning in year 3.

The mobile equipment maintenance shop would be a pre-engineered building. The designed mobile equipment maintenance shop includes a haul truck wash bay, four haul truck service bays, eight medium duty bays, four light duty bays, light duty wash bay and an adjacent welding tent sized for truck box repair and rebuilds.

Various other support facilities are planned including a two-storey administration building, mine dry, warehouse building and associated cold storage laydown, assay lab, mill reagent building, fixed plant maintenance shop and bulk explosives manufacturing and storage.  Planned support facilities also include a gatehouse and first aid building, emergency response and training building and a small parking lot for suppliers and visitors.

Taseko has engaged with both the British Columbia Environmental Assessment Office ("BCEAO") and the Impact Assessment Agency of Canada ("IAC") regarding the Yellowhead project but it is not yet formally in the environmental assessment process.  BCEAO is expected to confirm that an assessment is required in order for the project to proceed and an Environmental Assessment ("EA") certificate needs to be issued after the review of the EA application.

Federally, the Impact Assessment Act came into effect in August 2019 and applies to projects described in the Physical Activities Regulation. It is expected that the agency will confirm that an impact assessment is required.

Additional detail regarding EA and permitting requirements can be found in the Yellowhead Technical Report.

Capital and Operating Costs

A summary of the pre-production capital costs estimated for the project is provided in Table 15. All costs shown are in Q4, 2019 Canadian dollars.

Table 15:  Pre-Production Capital Cost Estimate

Area	Total Pre-Production Capital ($ millions)
Mining Equipment* / Pre-Production Mining Costs	169
Processing Facilities	486
Tailings & Water Collection Facilities	132
Ancillary Facilities / Infrastructure	199
Subtotal Direct Costs	986
Indirect Costs	360
Grand Total	1,347
* Includes down payment and lease costs in pre-production years only. Note: Totals may not add due to rounding.

The sustaining capital estimate includes a water treatment plant ("WTP"), staged TSF embankment construction, additional water collection systems, additional mining equipment, mining equipment lease payments, and general sustaining capital through the life of the mine. Sustaining capital costs are shown in Table 16.

Table 16:  Sustaining Capital Cost Estimate

Area	Total Sustaining Capital ($ millions)
Water Treatment, TSF Construction and Water Collection	140
Mine Incremental Capital / Equipment Leases	275
General Sustaining Capital	209
Total	624
Note: Totals may not add due to rounding.

Details of the basis for capital cost estimates can be found in the Yellowhead Copper Technical Report.

Onsite operating costs comprise mining, processing and general and administration. Average onsite costs for the project are summarized in Table 17.

Offsite costs include copper concentrate transportation costs, smelter fees and deductions, and royalty payments. Average offsite costs are US$0.39/lb.

Table 17:  Summary of Operating Cost Estimate

Item	Operating Cost ($/t Milled)
Mining	4.53
Processing	4.65
General and Administration	0.79
Total Onsite Costs	9.97

The following pre-tax economic indicators are derived from the base case life of mine cash flow:

  Project pre-tax net present value of $1.3 billion at an 8% discount rate;

  Pre-tax internal rate of return of 18%; and

  Payback period of 4.2 years

Results of the valuation are presented on a 100% basis and assume no debt financing costs except for mining equipment leases. Metal prices used are US$3.10/lb, for copper, US$1,350/oz for gold and US$18.00/oz for silver and a foreign exchange rate of C$1.00=US$0.80. All values are in Canadian dollars unless otherwise noted.

Exploration, Development and Production

The Company is focusing its current efforts on advancing the environmental assessment and some additional engineering work in conjunction with ongoing engagement with local communities including First Nations.  A focus group has been formed between the Company and high-level regulators in the appropriate Provincial ministries in order to expedite the advancement of the environmental assessment and the permitting of the project. Management also commenced joint venture partnering discussions in 2020 with a number of strategic industry groups that are interested in potentially investing in the Yellowhead project in combination with acquiring significant copper offtake rights.

New Prosperity Project

The Company has determined that, in light of the Company's current focus on Florence Copper and the Yellowhead Copper Project, and the Company's assessment of the relative value currently attributed to each of the Company's projects and its current operations, the Company does not consider the New Prosperity Project to be material at this time. The Company's assessment of materiality could change and the New Prosperity Project may again become material in the future. The Company will update this information if the New Prosperity Project once again becomes material to the Company.

Project Description, Location, and Access

The New Prosperity Project is located at latitude 51° 28' N and longitude 123° 37' W in the Clinton Mining Division, approximately 125 kms southwest of the City of Williams Lake, British Columbia.

Access from Williams Lake is via Highway 20 to Lee's Corner, then via an all-weather main logging haulage road to the site, a total road distance of 192 kms.

The New Prosperity Project consists of one mineral lease which is valid until at least June 2037 and 85 mineral claims covering the mineral rights for approximately 190 square kms. All claims are in good standing until at least July 2022. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the lease) and prior to their expiry in the case of the claims. The claims are 100% owned by Taseko and are not subject to any royalties or carried interests.

History

The New Prosperity deposit was explored and extensively drilled by seven different companies between 1963 and 2007. A total 158,204 m of core and percussion drilling was completed in 481 drill holes during the twenty one years in which active drill exploration took place.

Pre-feasibility and feasibility studies were completed in 1994, 2007, and 2009.

Geological Setting, Mineralization, and Deposit Types

The project is located within the western-most portion of the Intermontane Belt at the boundary between the Intermontane and Coast morphologic belts. The project hosts a large porphyry gold-copper deposit.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit. They are uniformly distributed in disseminations, fracture fillings, veins and veinlets. Native gold occurs as inclusions in and along microfractures with copper-bearing minerals and pyrite.

Environmental Assessment

Between 2009 and 2010, the BCEAO led a review of the Project in a coordinated manner with the Canadian Environmental Assessment Agency ("CEAA").

In January 2010, Taseko received the environmental assessment certificate for the New Prosperity Project from the Province of B.C. but in November 2010, the Federal Minister of Environment announced that the Project, as proposed, would not be granted federal authorizations to proceed.

In February 2011, the Company submitted a revised project description for the New Prosperity Project to the Federal Government that addressed the concerns identified during the federal review process.

In June 2011, Taseko submitted an application to the BCEAO to amend the Environmental Assessment Certificate in accordance with the New Prosperity Project description.

On September 20, 2012, the Environmental Impact Statement ("EIS") was submitted to the three-member Review Panel (the "Panel") established for the federal environmental assessment of the project. Following a series of public hearings the Panel submitted their report to the Federal Minister of the Environment on October 31, 2013.

The Panel report found that the proposed project is not likely to cause significant adverse environmental effects in respect of 33 different areas provided effective mitigation was undertaken but found significant adverse environmental effects were likely in relation to three matters: (i) water quality in Fish Lake and Wasp Lake; (ii) fish and fish habitat in Fish Lake, wetlands and riparian ecosystems; and (iii) Tŝilhqot'in current use of lands for traditional purposes, cultural heritage and archaeological/historical resources.

On November 29, 2013, the Company filed an application for judicial review in the Federal Court, asking the court for a declaration that certain findings relating to seepage and water quality be set aside, and that the Panel failed in certain respects to comply with principles of procedural fairness and the rules of natural justice.

On February 26, 2014, the Minister of the Environment announced her conclusion, based on the Panel report, that the New Prosperity Project is likely to cause significant adverse environmental effects that cannot be mitigated. She referred the matter to the Governor in Council who decided that those effects are not justified in the circumstances.

On March 26, 2014, the Company filed an application for judicial review in Federal Court, seeking to quash the decisions of the Minister and Governor in Council communicated on February 26, 2014.

The two Judicial Reviews initiated by Taseko were heard in federal court in the week of January 30, 2017. On December 5, 2017 each application for judicial review was dismissed by the court.

On January 3, 2018, Taseko filed Notices' to Appeal for both decisions. These appeals were heard by the Federal Court of Appeal on January 14 and 15, 2019, and were dismissed by the court. On February 14, 2020, Taseko filed an application for leave to appeal these Federal Court of Appeal decisions to the Supreme Court of Canada. The Supreme Court of Canada dismissed Taseko's application for leave to appeal on May 14, 2020.

In December 2019, the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko entered into a confidential dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project. The dialogue was supported by the parties' agreement on December 7, 2019, to a one year standstill on certain outstanding litigation and regulatory matters that relate to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake).

The COVID-19 pandemic delayed the commencement of the dialogue for several months in 2020, but the Tŝilhqot'in Nation and Taseko have made progress in establishing a constructive dialogue. In December 2020 the parties agreed to extend the standstill for an additional one year period.

Aley Project

The Company has determined that, in light of the Company's current focus on Florence Copper and the Yellowhead Copper Project, and the Company's assessment of the relative value currently attributed to each of the Company's projects, the Company does not consider the Aley Project to be material at this time. The Company's assessment of materiality could change and the Aley Project may again become material in the future.

Project Description, Location, and Access

Niobium is a metal used in high strength low alloy steels which are required to manufacture automobiles, bridges, pipes, jet turbines and other high technology applications.

The property is located in the Omineca Mining Division in British Columbia, Canada, centred at latitude 5627'N and longitude 12313'W, approximately 140 kms north northwest of the Municipality of Mackenzie. Logging roads from Mackenzie provide access to the Ospika Logging Camp on the east side of Williston Lake. The property is located about 30 kms from the Ospika Camp and is currently accessed via helicopter.

The Aley property consists of one mineral lease valid until at least December 2045 and one hundred and eleven mineral claims covering the mineral rights for approximately 470 square kms. All claims are in good standing until at least December 2024. The Aley Property is not subject to any royalty terms, back-in rights, payments or any other agreements or encumbrances.

History

Aley Corporation acquired the property from Cominco in 2004. Since Taseko acquired Aley Corporation in 2007, Taseko has completed over 26,000 metres of drilling in 129 holes, metallurgical test work, project engineering, and environmental baseline data collection.

Geological Setting, Mineralization, and Deposit Type

The Aley region lies within the Western Foreland belt of the Rocky Mountains. The Aley Carbonatite complex intrudes Cambrian to Ordovician sedimentary rocks of the Kechika (limestone), Skoki (dolomite to volcaniclastics) and Road River Group formations (clastic sedimentary rocks). The intrusion is ovoid in plan with a diameter of approximately 2 kms and surrounded by a fenite aureole up to 500 metres.

Niobium (Nb) bearing minerals at Aley are pyrochlore, fersmite and columbite.

Environmental Assessment

In 2014, the Project entered the provincial and federal environmental assessment processes. Under a substitution agreement with the CEAA, the province will conduct the assessment and directed Taseko to draft Application Information Requirements ("AIR") for the environmental assessment application. The Company is currently preparing the draft AIR.

A drill program completed in the third quarter of 2018 collected samples for further metallurgical testing.

Environmental monitoring and product marketing initiatives on the Aley Niobium project continue. The pilot plant program has successfully completed the niobium flotation process portion of the test, raising confidence in the design and providing feed to the converter portion of the process. Completion of the converter pilot test, which is underway, will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Taseko and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company.

Risks Relating to the COVID-19 Pandemic

The outbreak of the COVID-19 pandemic has resulted in increased volatility in financial markets, a slowdown in economic activity and increased government regulations, which could have a material and adverse effect on our future cash flows, earnings, results of operations and financial condition.

The outbreak and spread of COVID-19 and the actions of local, provincial, state or federal governments to this pandemic, including work stoppages, social distancing measures, lock-downs and quarantines, could have a material adverse effect on global economic conditions which may adversely impact our business and results of operations and the operations of our suppliers, contractors and service providers, including smelter and refining service providers, and the demand for our production. To date, COVID-19 has not yet directly affected our operations, however, in the future it may have a significant adverse impact on our workforce, health and safety of our employees, production levels, and our ability to continue operations at Gibraltar and development at Florence Copper. Government efforts to curtail the spread of COVID-19 may also result in temporary or long-term suspensions or shut-downs of our operations. The extent to which COVID-19 impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of COVID-19 and the actions taken to contain COVID-19 or treat their impact, among others.

Moreover, the actual and threatened spread of the COVID-19 globally has had a material adverse effect on the global economy, could continue to negatively impact stock markets, including the trading price of our shares, could adversely impact our ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive and could result in any operations affected by COVID-19 becoming subject to quarantine. Any of these developments, and others, could have a material adverse effect on our business and results of operations.

In addition, although our operations are governed by mineral agreements with local governments that establish the terms and conditions under which our affairs are conducted, the COVID-19 pandemic is expected to increase political and regulatory uncertainty in the countries where we operate. Any new regulations by the governments in the jurisdictions in which we operate could have a material adverse effect on our business, financial condition and/or results of operations.

Risks Relating to Our Business and Our Industry

Changes in the market price of copper and other metals, which are volatile and have fluctuated widely, affect the profitability of our operations and financial condition.

Our profitability and long-term viability depend, in large part, upon the market price of metals, primarily copper, and potentially molybdenum, gold and other metals and minerals.  The market price of copper is volatile and is affected by numerous factors beyond our control, including:

  copper demand, especially from China;

  the impact of the COVID-19 pandemic on the copper market and global financial markets more generally;

  expectations with respect to the rate of inflation;

  the relative strength of the U.S. dollar and certain other currencies;

  interest rates;

  global or regional political or economic conditions, including interest rates and currency values;

  global mine supply of metal;

  global demand for industrial products and jewelry containing metals; and

  sales by central banks and other holders, speculators and producers of copper, gold and other metals in response to any of the above factors.

The copper market is volatile and cyclical and consumption of copper is influenced by global economic growth, trends in industrial production, conditions in the housing and automotive industries and economic growth in China, which is the largest consumer of refined copper in the world.  Should demand weaken and consumption patterns change, in particular if consumers seek out lower cost substitute materials, the price of copper could be materially adversely affected, which could negatively affect our business and results of operations.

A decrease in the market price of copper and molybdenum would affect the profitability of Gibraltar and our ability to finance the exploration and development of our other mineral properties, which would have a material adverse effect on our business and results of operations.  There can be no assurance that the market price of copper and other metals will remain at current levels or that such prices will improve.  If commercial quantities of copper, gold and other metals are discovered, there is no assurance that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.

Fluctuations in foreign currency exchange rates could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in the Canadian dollar relative to the U.S. dollar could significantly affect our business, results of operations and financial condition. As our Gibraltar operation is located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is based on the market price of copper and other metals and is denominated in United States dollars. A strengthening of the Canadian dollar relative to the United States dollar will reduce our profitability, materially adversely affect our financial condition, and may also affect our ability to finance Florence Copper and our Other Development Projects. We do not currently enter into foreign currency contracts to hedge against currency risk.

Failure to achieve production targets or cost estimates could adversely affect our sales, profitability, cash flows and financial performance.

The Company prepares future operating and capital cost estimates with respect to existing operations. Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment failures and other interruptions in production capabilities. Operating costs may also be affected by increased mining costs, variations in predicted grades of the deposits, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

Mining is inherently risky and operations are subject to conditions or events beyond our control, which could have a material adverse effect on our business and results of operations.

Mining involves various types of risks and hazards, including:

  uncertainties inherent in estimating mineral reserves and mineral resources;

  environmental hazards;

  discharge of pollutants or hazardous chemicals;

  industrial or environmental accidents;

  machinery breakdown;

  metallurgical and other processing problems;

  unusual or unexpected rock formations and other geological problems;

  structural cave-ins or slides;

  flooding;

  fire;

  metals losses; and

  periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in injury or death, environmental damage, damage to, or destruction of, mineral properties, production facilities or other properties, delays in mining, increased production costs, monetary losses and possible legal liability.  Interruptions to our mining or processing operations may adversely impact our ability to continue production of concentrate at expected rates, with the result that our business and results of operations may be materially adversely affected.

The Company maintains insurance against certain risks that are typical in the mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain circumstances. However, we may not be able to obtain adequate insurance to cover these risks at economically feasible premiums.  Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry.  We may suffer a material adverse impact on our business and results of operations if we incur losses related to any significant events that are not covered by insurance policies.

We are solely dependent on Gibraltar for revenues and suspension of production at that mine would materially adversely affect our business, results of operations and financial condition.

Until our development projects are developed and operational and are beginning to produce revenue, we are dependent solely upon Gibraltar for revenues. If Gibraltar were to cease production for any reason, it would have a material adverse effect on our business, results of operations, and financial position.

The Company does not wholly own the Gibraltar mine.

The Company is the operator of and owns a 75% joint venture interest in Gibraltar. Cariboo, a consortium of Japanese companies, holds the remaining 25%. The Gibraltar Joint Venture is governed by a joint venture operating agreement, which outlines the responsibilities of the Company as operator and the decision and approval processes, including those decisions that require the consent of Cariboo.

There is a risk that Cariboo may elect not to approve certain activities or may breach the terms of the Gibraltar Joint Venture. Similarly, there is a risk that Cariboo may default in its obligations to fund capital or meet other funding obligations and, as such, the Company may be required to contribute all or part of any such funding shortfall.

Risks associated with the operation of the Gibraltar mine.

The Company's future success will be affected by the Company's ability to operate Gibraltar profitably. Mining involves various types of risks and hazards and operation of Gibraltar could experience interruptions, incur increased costs or cease due to a number of factors, including but not limited to:

  changes in the regulatory environment relating to the operation of Gibraltar;

  industrial or environmental accidents, discharge of pollutants or hazardous chemicals;

  inability to attract, train and retain a sufficient number of workers;

  increases in extraction costs including energy, diesel fuel, material and labour costs;

  metallurgical and other processing problems;

  unusual or unexpected rock formations and other geological problems;

  lack of availability, breakdown or failure of mining equipment;

  catastrophic events such as wildfires and environmental issues which could impact access to the mine site or transportation of concentrate products to the market; or

  performance of the processing plant and ancillary operations falling below expected levels of output or efficiency.

These risks could result in injury or death, environmental damage, damage to, or destruction of, mineral properties, production facilities or other properties, delays in mining, increased production costs, monetary losses, and possible legal liability.

Disruption to the Company's mining and processing operations at the Gibraltar mine and/or supporting infrastructure for a sustained period would have a material adverse effect on production which may result in lower revenue or cash flows from operating activities until such time, if at all, that the disruption is cured and consequently the Company's business, financial position and results of operations. Further limiting the impact of such risks if they arise may require additional capital or operational expenditure, which may have a material adverse impact on the business and its profitability.

Risks associated with the development of Florence Copper.

The development and commencement of commercial production at Florence Copper is key to the Company's future strategy. Florence Copper, given its unique geological conditions, will deploy an in-situ wellfield recovery method that, while in use in other resource extraction sectors (most notably in uranium), will be one of the first of its kind to extract copper at commercial levels relying solely on this method. This in-situ mining method of Florence Copper presents additional development ramp-up risks and complexity compared to a traditional underground or open pit operation which could result in delays, interruptions, lower recoveries than forecasted and/or increased costs to the development of the Project.

Demonstration of feasibility from the PTF is a key element of any decision to move towards full commercial development at Florence Copper. However, there is no assurance that the PTF will establish that the in-situ extraction of copper at Florence Copper can be completed as currently contemplated in the feasibility study for Florence Copper. Specifically, there is no assurance that the PTF will establish that the recoveries of leached copper in solution will be as expected. In addition, the results of the PTF operations may indicate that changes to mining operations at Florence Copper may be required, which may result in delays and/or higher than anticipated construction and operating costs for commercial development of Florence Copper.

Development of Florence Copper could also be delayed, experience interruptions, incur increased operating and capital costs or be unable to complete due to a number of factors, including but not limited to:

  delays in receiving the updated permits required for development of the commercial facility;

  litigation which could take several years and significant costs to defend and resolve;

  non-performance by third party consultants and contractors;

  inability to attract, train and retain a sufficient number of qualified workers;

  unforeseen escalation in anticipated costs of development, or delays in construction;

  material decreases in the expected recovery of copper through the in-situ process;

  increases in expected wellfield costs including the number and scale up of wells, as well as drilling, material and labour costs;

  shortages or delays in obtaining critical processing equipment;

  catastrophic natural events such as drought, flooding or storms; or

  the breakdown or failure of equipment or processes.

It is not uncommon for mining developments to experience these factors during their construction, commissioning and production start-up, or indeed for such projects to fail or experience significant delays as a result of one or more of these factors occurring to a material extent.

There can be no assurance that the Company will complete the various stages of development necessary in order to achieve its strategy in the timeframe expected by the Company or at all. Any of these factors may have a material adverse effect on the development of Florence Copper and, consequently the Company's business, results of operations and activities, financial condition and prospects.

The need for infrastructure could delay or prevent us from developing Florence Copper and our Other Development Projects.

Completion of the development of Florence Copper and our Other Development Projects is subject to various requirements, including government permitting and the need to establish power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these services could prevent or delay development of Florence Copper and our Other Development Projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

  the development of our projects will be commenced or completed on a timely basis, if at all;

  the resulting operations will achieve the anticipated production volume; or

  the construction costs and ongoing operating costs associated with the development of Florence Copper and our Other Development Projects will not be higher than anticipated.

Florence Copper and our Other Development Projects, which are still under development, and will require substantial additional financing for completion, may not achieve anticipated production capacity, may experience unanticipated costs or may be delayed or not completed at all.

Florence Copper and our Other Development Projects are at various stages of development. The development of a mining project is a complex and challenging process that may take longer and cost more than initially projected, or may not be completed at all. In addition, anticipated production capacity may never be achieved. We may encounter unforeseen geological conditions or delays in obtaining required construction, environmental or operating permits or mine design adjustments. Operating delays may cause reduced production and cash flow while certain fixed costs, such as minimum royalties or loan payments, may still have to be paid on a predetermined schedule.

Moreover, completion of Florence Copper and our Other Development Projects is subject to, among other things, the commercial availability of adequate financing. Even if financing is available, the Indenture contains, and agreements for future financings will likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including on our ability to incur additional debt. These restrictions could significantly limit our ability to obtain adequate financing for the development of Florence Copper and our Other Development Projects. Without funds available to finance construction and development activities, Florence Copper and our Other Development Projects may not be completed and the potential benefits of Florence Copper and our Other Development Projects may never be realized. There can be no assurance that Florence Copper or our Other Development Projects will ever materially contribute to our revenues and capital expenditures for Florence Copper and our Other Development Projects may materially adversely affect our business and results of operations. Investors should not assume that any cash flows will be generated from our Other Development Projects during the term of the notes that would be available to pay amounts owing under the notes.

In addition, there can be no assurance that our exploration efforts will result in the discovery of significant mineralization or that any mineralization discovered will result in an increase of our Proven Mineral Reserves or Probable Mineral Reserves. If Proven Mineral Reserves or Probable Mineral Reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. The combination of these factors may cause us to expend significant resources (financial and otherwise) on a property without receiving a return on investment.

We are subject to extensive governmental regulation of all aspects of our business.

Our operations and exploration and development activities are subject to extensive federal, provincial, state and local laws and regulations governing various matters, including:

  environmental protection;

  management and use of toxic substances and explosives;

  management of tailings and other wastes generated by our operations;

  management of natural resources;

  exploration and development of mines, production and post-closure reclamation;

  exports;

  price controls;

  taxation;

  labour standards and occupational health and safety, including mine safety; and

  historic and cultural preservation.

Failure to secure approvals or comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in our incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

We are subject to risks related to government regulation, permits, licenses and approvals.

Government regulations relating to mineral rights tenure, permission to disturb areas, land use and the right to operate can adversely affect Taseko. Our exploration, development and operations will require permits, licenses and approvals from various governmental authorities.

There can be no assurance that all necessary permits, licenses and approvals will be obtained or updated on a timely basis in order for us to carry out planned exploration, development or operational activities on our properties, including amendments to our existing permits at Gibraltar, and the planned development of Florence Copper and our Other Development Projects, and, if obtained or updated, that the costs involved will not exceed those that we have estimated.  It is possible that the costs and delays associated with the compliance with the standards and regulations under such permits, licenses and approvals could result in Taseko not proceeding with the development or operation of its projects, or result in the curtailment of existing operations or plans.

Although Florence Copper was previously permitted for a period and has obtained a number of the required permits, licenses and approvals, Florence Copper is currently updating and amending certain permits through a well-defined amendment process, but there can be no assurance as to the outcome of this process.  There are, and may in the future be, legal challenges to the validity of permits, licenses and approvals obtained by Florence Copper, and there can be no assurance that such challenges will successfully be defeated.  Obtaining, updating and defending the necessary governmental permits, licenses and approvals is a complex, time-consuming and costly process, the success of which is contingent upon many variables outside of our control.  Obtaining, updating, or defending permits, licenses and approvals may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.

There is considerable uncertainty as to our ability to obtain the required permits for development of the New Prosperity Project.  In addition, the Company has determined that, in light of the Company's current focus on Gibraltar and Florence Copper, and the Company's assessment of the relative value currently attributed to each of the Company's projects and its current operations, the Company does not consider the New Prosperity Project to be material at this time. The Company's assessment of materiality could change and the New Prosperity Project may again become material in the future.

The Company is reliant on rail transportation and port terminal services for delivery of its products from Gibraltar to overseas markets.

Copper concentrate production from Gibraltar is transported by rail to the Pembina port terminal in the Port of Vancouver utilizing the Canadian National Railway ("CN") rail line. In the event of any interruption to this service, the Company would likely be limited to trucking in order to transport its production to this port terminal. Transporting concentrate production by truck is more expensive and subject to greater scheduling constraints to facilitate the timely loading of ships at the Port of Vancouver.  There are limited readily available alternatives for terminal services if the Port of Vancouver were unavailable for an extended period of time.

In the event that the Company is unable to transport its concentrate production by rail on a reliable basis over routine timing intervals, this could lead to increased transport costs and variability in the timing of the receipt of revenues which would have a material effect on the Company's business and financial condition.

Disruption to the services provided by the CN rail line or the Port of Vancouver in connection with the shipping of our copper concentrate could have a material adverse effect on our business. While we have not experienced a disruption to these services as a result of COVID-19, there is no guarantee that these services will not experience work stoppages as a result of government intervention to slow the spread of COVID-19.

Shortages of water supply, critical spare parts, maintenance service and new equipment and machinery may materially and adversely affect our operations and development projects.

Our mining operations require significant quantities of water for mining, ore processing and related support facilities. Although each operation currently has access to sufficient water resources to cover its operational demands, the extinction of some or all water resources, failure in the water supply infrastructure, or the loss of some or all water supply contracts or relevant rights in relation to any of our mines or operations, in whole or in part, or shortages of water could require us to curtail or shut down operations and could prevent us from pursuing expansion opportunities.

The available water supply may be adversely affected by shortages or changes in governmental regulations. We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs. In addition, we cannot assure you that our existing licenses related to water rights will be maintained. A reduction of our water supply could materially and adversely affect our business, results of operations and financial condition.

In addition to water and energy, our mining operations require intensive use of equipment and machinery. Shortage in the supply of key spare parts or adequate maintenance service or new equipment and machinery to replace old ones and cover expansion requirements could materially and adversely affect our operations.

We may be adversely affected by our inability to control operating costs.

Our profitability depends in part on our ability to control operating costs. Increased demand for and cost of labour, services, equipment and other key inputs, such as diesel fuel, steel, electricity and other operating supplies, could cause operating costs at Gibraltar to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project operating, development or construction costs, result in project delays, or both. Increases in operating costs at Gibraltar may materially adversely affect our business and results of operations.

Our ability to expand or replace depleted reserves and the possible recalculation of our reserves and resources could materially affect our business and results of operations.

Our reported Mineral Reserves and Mineral Resources are only estimates. No assurance can be given that the estimated Mineral Reserves and Mineral Resources will be recovered or that they will be recovered at the rates estimated. Mineral Reserve and Mineral Resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral Reserve and Mineral Resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, changes in the mine plan or pit design, or increasing capital costs may render certain Mineral Reserves and Mineral Resources uneconomic and may ultimately result in a restatement of Mineral Reserves and/or Mineral Resources. Moreover, short-term operating factors relating to the Mineral Reserves and Mineral Resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect our profitability in any particular accounting period.

There are uncertainties inherent in estimating Proven Mineral Reserves and Probable Mineral Reserves and Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources, including many factors beyond our control. Estimating Mineral Reserves and Mineral Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable. It is impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify and account for such occurrences in our assessment of Mineral Reserves and Mineral Resources may make mining more expensive and cost ineffective, which could have a material and adverse effect on our business and results of operations.

There is no assurance that Mineral Reserve and Mineral Resource figures are accurate, or that the Mineral Reserves or Mineral Resources can be mined or processed profitably. Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability. You should not assume that all or any part of the Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources will ever be upgraded to a higher category or that any or all of an Inferred Mineral Resource exists or is economically or legally feasible to mine.

In addition, since mines have limited lives based on proven and probable mineral reserves, we continually seek to replace and expand our reserves. Mineral exploration, at both newly acquired properties and existing mining operations, is highly speculative in nature, involves many risks and frequently does not result in the discovery of mineable reserves. If Proven Mineral Reserves or Probable Mineral Reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.

Any material reductions in estimates of Mineral Reserves and/or Mineral Resources, or our ability to extract those resources, could have a material adverse effect on our business and results of operations.

As our existing copper and molybdenum offtake agreements expire, our revenues and operating profits could be negatively impacted if we are unable to extend existing agreements or enter into new agreements due to competition, changing copper and molybdenum purchasing patterns, or other variables.

As our copper and molybdenum offtake agreements at Gibraltar expire, we will compete with other copper and molybdenum suppliers to renew these agreements or to obtain new sales.  If we cannot renew these copper and molybdenum supply agreements with our customers or find alternate customers willing to purchase our copper and molybdenum, our revenue and operating profits would suffer.

Our customers may decide not to extend existing agreements or enter into new long-term contracts or, in the absence of long-term contracts, may decide to purchase less copper and molybdenum than in the past or on different terms, including under different concentrate pricing terms.  To the degree that we operate outside of long-term contracts, our revenues are subject to pricing in the concentrate spot market that can be significantly more volatile than the pricing structure negotiated through a long-term copper and molybdenum concentrate supply agreement.  This volatility could materially adversely affect our business and results of operations if conditions in the spot market pricing for copper and molybdenum concentrate are unfavorable.

Our ability to operate our Company efficiently could be impaired if we lose key personnel or fail to continue to attract qualified personnel.

We manage our business with a number of key personnel at each location, including key contractors, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel and contractors. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

There is no assurance that we will be able to renegotiate our existing union agreement for Gibraltar when it expires in June 2021.

We have a union agreement in place for our unionized employees at Gibraltar which expires in June 2021. If we are unable to renew this union agreement on acceptable terms when it becomes subject to renegotiation, we could experience a disruption of operations, higher labour costs or both. A lengthy strike or other labour disruption could have a material adverse effect on our business and results of operations.

We are subject to risks related to environmental matters.

All of our exploration, development, and mining operations are subject to environmental laws and regulations, which can make operations expensive or prohibit them altogether. Many environmental laws and regulations require us to obtain and update permits for our activities from time to time, which may include environmental impact analyses, cultural resources analyses and public review processes. We must comply with stringent environmental legislation in carrying out work on our projects. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. It is possible that future changes in environmental laws, regulations and permits, or changes in their enforcement or regulatory interpretation, could increase the cost of, or altogether prohibit, carrying out exploration, development, or operation of our projects or any other properties we may acquire. Further, compliance with new or additional environmental legislation may result in delays to the exploration and development activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of our business, causing those activities to be economically re-evaluated at that time.

We may be subject to potential risks and liabilities associated with the protection of the environment, as a result of our mineral exploration, development and production. To the extent that we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy such liabilities would reduce funds otherwise available to us and could have a material adverse effect on us. If we are unable to fully remedy an environmental liability, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on us.

Our actual costs of reclamation and mine closure costs may exceed current estimates.

We are required to prepare and file reclamation and mine closure plans for Gibraltar with the B.C. Ministry of Energy and Mines and to post security for the estimated costs to complete this reclamation and mine closure work. The Gibraltar reclamation and mine closure plans are updated every five years and the amount of security for reclamation bonding is agreed based on this plan. The most recent five year reclamation and closure plan was submitted in March 2017 and security of $50.0 million (100% basis) has been posted as of December 31, 2020 to meet reclamation bonding requirements for Gibraltar, and this amount may need to be increased in the future. Additional security in the amount of $12.5 million has been provided to meet reclamation bonding requirements for the Florence Project and this amount will need to be increased in the future if the project is developed into a commercial operation. The Company has also recorded total provisions for environmental rehabilitation for all its properties of $79.0 million in its consolidated financial statements as of December 31, 2020, which has been calculated in accordance with International Financial Reporting Standards. There is no assurance that our bonding requirements, the recorded provision for environmental rehabilitation, and the actual costs of reclamation and mine closure for each of our properties will not exceed current estimates or that the estimated costs will not increase in the future when our reclamation and mine closure plans are updated. Accordingly, the amount we are required to spend on reclamation and mine closure activities could be materially different from current estimates. Any additional amounts required to be spent on bonding requirements, reclamation costs, and mine closure activities could materially adversely affect our business and results of operations.

We are subject to risks related to the title of the properties that we own and lease.

Our mining operations are conducted on properties owned, subject to claims or leased by us from provincial and state governments.  Although we have exercised reasonable due diligence with respect to determining title to properties we own or lease, there is no guarantee that title to such properties and other tenure will not be challenged or impugned.  No assurances can be given that there are no title defects affecting the properties.  There may be valid challenges to the title of our properties which, if successful, could make us unable to operate our properties as planned or permitted, or unable to enforce our rights with respect to our properties.  In British Columbia, the rights of aboriginal peoples and their claims to much of British Columbia's land area are not settled.

In addition, we may not be able to negotiate new leases or obtain contracts for properties containing surface, underground or subsidence rights necessary to develop any of our proven mineral reserves and probable mineral reserves at Florence Copper and our Other Development Projects or to advance our exploration-stage Harmony gold project.  Furthermore, our leasehold interests could potentially be at risk if mining operations are not commenced during the term of the lease.

The Canadian and U.S. governments currently have in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company's ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company's ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.

Our business requires substantial capital expenditures.

Our business is capital intensive and requires construction of new mines and infrastructure and maintenance of existing operations. Specifically, the exploration, permitting and development of reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. While the capital expenditures required to build-out Gibraltar have been spent, we must continue to invest capital to maintain or to increase the amount of reserves that we develop and the amount of metal that we produce. We make no assurances that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels and we may be required to defer all or a portion of our future capital expenditures. Moreover, increases in costs of key inputs may substantially increase our capital expenditures. Our business, results of operations and financial condition may be adversely affected if we cannot make such capital expenditures.

Increased competition could adversely affect our ability to attract necessary capital funding and could adversely affect our ability to acquire suitable mineral properties for development in the future.

The mining industry is intensely competitive.  Significant competition exists for the acquisition of properties producing or capable of producing copper, gold or other metals.  We are at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than we do. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Increased competition could adversely affect our ability to attract necessary capital funding, or to acquire it on acceptable terms, or acquire suitable producing properties or prospects for mineral exploration in the future.

We are subject to risks related to litigation.

We are or may be subject to legal proceedings related to the development of our projects, our operations, titles to our properties, environmental issues and shareholder or other investor lawsuits.  The causes of potential litigation cannot be known and may arise from, among other things, business activities, including the export of carbon fines to enable the further extraction of gold, employment matters, including compensation issues, environmental, health and safety laws and regulations, tax matters, volatility in the price of our securities, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at our mine sites.

Given the uncertain nature of these actions, the Company cannot predict the outcome of any such proceedings which proceedings, arbitrations or investigations could involve the United States and other foreign jurisdictions and, based on a judgment or a settlement agreement, could require the Company to significant litigation costs and pay substantial damages. Defense and settlement costs may be substantial, even with respect to claims that have no merit. If the Company cannot resolve these disputes favourably, its business, reputation, financial condition, results of operations and future prospects may be materially adversely affected.

There is no assurance that any of our expansion or development plans will not be opposed.

There is an increasing level of awareness relating to the perceived environmental and social impacts of mining activities.  Opposition to mining activities by communities or indigenous groups, including aboriginal peoples, may have an impact on our ability to proceed with the expansion or development of our projects and the timetable and costs for these projects.  While we are committed to operating in a socially responsible manner, there can be no assurance that our community relations efforts will mitigate this potential risk.  Opponents of Florence Copper have in the past, and may in the future, file legal challenges to the validity of permits, licenses and approvals obtained by Florence Copper, and there can be no assurance that such challenges will successfully be defeated.  Obtaining, updating and defending the necessary governmental permits, licenses and approvals is a complex, time-consuming and costly process, the success of which is contingent upon many variables outside of our control.  Obtaining, updating, or defending permits, licenses and approvals may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.

The planned development of Florence Copper has been subject to a number of unsuccessful challenges, and is currently subject to an active claim.

Opponents of Florence Copper have in the past, and may in the future, file legal challenges to the validity of permits, licences and approvals sought and/or obtained by the Company in relation to Florence Copper, the defence of which can be a complex, time-consuming and costly process and there can be no assurance that such challenges will successfully be defeated, with success being contingent upon many variables outside of the Company's control. There is currently one claim relating to the Company's proposed development of Florence Copper:

In Town of Florence v. Florence Copper Inc., the Town of Florence challenged the ability of Florence to operate the ISCR on its property using its power of eminent domain. Eminent domain refers to the power of the government to take private property and convert it into public use. The Fifth Amendment of the U.S. Constitution provides that the government may only exercise this power for certain purposes and it must provide just compensation to the property owners. The total size of Florence Copper area is 1,182 acres. In addition, 160 additional acres are classified as State Trust Land. State Trust Lands are public lands granted to the state (Arizona) by the United States to be held or sold generally by the state for the benefit of public schools in Arizona. Consequently, the Town's use of eminent domain was not applicable to the 160 acres of State Trust Land on which the PTF is located because it is outside of the Town's jurisdiction. In addition to the claim of eminent domain, a declaratory judgment was sought against a 2003 Development Agreement between the Town and Florence's predecessor-in-interest, which authorized the property owner to undertake copper mining on the property as a legal nonconforming use within the Town. The Town has asserted that the use of the land as a mine is not in compliance with the local zoning on the property. In January 2019, the trial court ruled in Florence's favour on the grounds that its operations were in accordance with the Development Agreement between the Town and Florence Copper's predecessor-in-interest. This ruling was appealed by the Town to the Arizona Court of Appeals.  On March 23, 2021, the Arizona Court of Appeals upheld the lower court's ruling including the award of US$1.7 million in attorneys' fees and costs.  In theory, the Court's finding that Florence Copper has a legal non-conforming use right to mine its property provides a legal basis for the Town to condemn the property. However, under Arizona's Constitution, the Town must pay Florence Copper the fair market value of the condemned property. The value of this property as a copper mine significantly exceeds the Town's annual budget, thus it is unlikely that the Town could take the property through an eminent domain action. Moreover, any action by the Town to take the property would subject it to claims by Florence Copper for breach of the Development Agreement.  Thus, this decision likely brings this litigation to a close.

If we are found to be in violation of anti-corruption or anti-bribery laws and regulations, it may result in significant penalties, fines and/or sanctions imposed on us which could result in a material adverse effect on our reputation, financial performance and results of operations.

Our operations are governed by, and involve interactions with, various levels of government in numerous countries, we are required to comply with anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act, by virtue of us operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions.

There has been a general increase in the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment of companies convicted of violating anti-corruption and anti-bribery laws. If we are subject to an enforcement action or are found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on us which could result in a material adverse effect on our reputation, financial performance and results of operations. If we choose to operate in additional foreign jurisdictions in the future we may become subject to additional anti-corruption and anti-bribery laws in such jurisdictions.

Any failure or breach of our information technology ("IT") systems could disrupt our operations.

Like any company, the security of our IT systems, including user access, security of our sites and our corporate IT system, are an important part of our business and operations. And like any company, we are susceptible to internal and external threats to these systems.  Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect our reputation, operations or financial performance. A cyber security incident resulting in a security breach or a failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, which could materially impact our business or reputation.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and violation of these privacy obligations could result in a claim for damages, regulatory action, loss of business, or unfavorable publicity.

We receive, store and process personal and other information from and about our employees, customers, and users of our web site.  As a result, we face the following risks:

  It may prove difficult to comply with all applicable laws and regulations in Canada, the United States, and other jurisdictions regarding privacy and the storing, use, processing, and disclosure and protection of personal information.

  The scope of these laws, regulations and how they are enforced is changing and may also be inconsistent with each other.

  We face the risk of failing, and being perceived as failing, to comply with these applicable laws and regulations and to protect the privacy of this information.

  As a result of the above, we face some legal and compliance uncertainty and these things could increase in our compliance costs.

The increase in regulations surrounding climate change and related increase in compliance costs may have a material adverse effect on us.

We acknowledge climate change and that the increased regulation of greenhouse gas emissions (such as carbon taxes) may adversely affect our operations and related legislation is becoming more stringent. The effects of climate change or extreme weather events may cause prolonged disruption to operations and the delivery of essential commodities which could negatively affect production efficiency. Mining is an energy-intensive business, resulting in a significant carbon footprint and we acknowledge climate change as an area of risk requiring specific focus. A number of governments and/or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. The increased regulation, such as of limiting the greenhouse gas emissions and introducing new carbon or water taxes, may adversely affect our operations, and related legislation is becoming more stringent, with an impact on our compliance costs. Canada's federal and provincial legislations impose mandatory greenhouse gas emissions reporting requirements, to which our Gibraltar is subject.

The effects of climate change and extreme weather events could cause prolonged disruption of our operations or production efficiency.

The physical risks of climate change may have an adverse effect on our operations. Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages and changing temperatures, which can (i) disrupt our operations by impacting the availability and cost of materials needed for mining operations or increasing insurance and other operating costs, (ii) damage our infrastructure or properties, and (iii) create financial risk to our business or otherwise have a material adverse effect on our results of operations, financial position or liquidity. Such climate change events or conditions could also have adverse effects on the workforce and on the local communities surrounding the areas where we operate, such as an increased risk of food insecurity, water scarcity, civil unrest and the prevalence of disease.

We make efforts to mitigate climate risks by ensuring that extreme weather conditions are included in our emergency response plans. However, there is no assurance that the response will be effective or that the physical risks of climate change will not have an adverse effect on our operations and profitability. These climate change related events may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence.

We may suffer reputational losses that lead to increased challenges in developing and maintaining government and community relations, decreased investor confidence and act as an impediment to our overall ability to advance our projects, or to access equity or debt financing.

Our reputation can be impacted by the actual or perceived occurrence of any number of events, including, allegations of fraud or improper conduct, environmental non-compliance or damage, or the failure to meet our objectives or guidance. Publicity adverse to us could result from the actual or perceived occurrence of any number of events (for example, with respect to the handling of environmental matters, community relations or litigation), whether true or not.  Any of these events could result in negative publicity to us, regardless of whether the underlying event is true or not. In addition, as a result of the increased usage and reach of social media and other internet platforms used to create and publish user-generated content, companies today are at much greater risk of losing control over how they are perceived in the marketplace.

Although we actively manage efforts on protecting our image and reputation, we do not ultimately have direct control over how it is perceived by others. Reputational loss may lead to increased challenges in developing and maintaining government and community relations, decreased investor confidence and act as an impediment to our overall ability to advance our projects, or to access equity or debt financing.

Aboriginal peoples' title claims and rights to consultation and accommodation may impact our ability to expand our existing operations and proceed with our development projects.

Provincial and federal governments in Canada are required by law to consult with aboriginal peoples with respect to the issuance or amendment of project authorizations in Canada and to try to accommodate aboriginal peoples' needs to the extent considered appropriate. There is considerable uncertainty as to the meaning, implications and use of the word "accommodate." In practice, it is extraction industry participants who are often left to engage with affected local aboriginal communities with the goal often being the achievement of an impacts and benefits agreement. Such agreements may provide promises of priority for employment opportunities, the provision of commercial services such as transportation and catering, social, educational and environmental initiatives and cash payments. This consultation and accommodation may affect the timetable and costs of our development projects and may impact the manner in which we proceed with the development of these projects.

Multiple listings on the TSX, NYSE American and LSE may lead to an inefficient market in the Company's shares.

Multiple listing of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between the three exchanges.

The Common Shares are quoted on TSX, NYSE American, and the LSE. Consequently, the trading in and liquidity of the Common Shares will be split between these three exchanges. The price of the Common Shares may fluctuate and may at any time be different on the TSX, the NYSE American and the LSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges.

The Common Shares are quoted and traded in Canadian Dollars on the TSX, in US Dollars on the NYSE American, and in pounds sterling on the LSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.

Shareholder Activism

We have in the past been subject to, and may in the future become the target of, shareholder activist activities. The effects of shareholder activist activities could have a negative effect on Taseko and its business. We cannot predict with certainty the outcome of any future shareholder activist activities.

Risks Relating to the Senior Secured Notes

Our high level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the senior secured notes.

As of December 31, 2020, our total debt was $363.4 million. After completion of our senior secured notes refinancing in February 2021, our proforma debt was $ 558.7 million. Our high level of indebtedness could have important consequences to us:

  making it more difficult for us to satisfy our obligations with respect to the senior secured notes and any other existing or future debt;

  limiting our ability to obtain additional financing to fund Florence Copper and our Other Development Projects, working capital, capital expenditures, acquisitions or other general corporate purposes;

  requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for investments, working capital, capital expenditures, acquisitions and other general corporate purposes;

  increasing our vulnerability to general adverse economic and industry conditions;

  limiting our flexibility in planning for and reacting to changes in the industry in which we operate;

  placing us at a disadvantage compared to other, less leveraged competitors; and

  increasing our cost of borrowing.

In addition, the senior secured note indenture will, and any future debt may, contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of some or all of our debt.

We and our subsidiaries may still be able to incur substantially more debt.  This could further exacerbate the risks associated with our high level of indebtedness.

The terms of the 2026 Secured Notes Indenture will permit us to incur substantial additional indebtedness in the future, including to finance working capital, capital expenditures, investments or acquisitions and including under any future credit facility, as defined in the 2026 Secured Note Indenture (a "Future Credit Facility") or other "First Lien Debt", as defined in the 2026 Secured Note Indenture ("First Lien Debt").

Although the 2026 Secured Notes Indenture will limit our ability and the ability of our restricted subsidiaries to incur additional indebtedness, and to incur liens to secure such indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. To the extent that we incur additional indebtedness, the risks associated with our substantial leverage described above, including our possible inability to service our debt, would increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the senior secured notes, and to fund planned capital expenditures and other general corporate purposes, among other things, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future capital will be available to us in an amount sufficient to enable us to make payments on or to refinance our indebtedness, including the senior secured notes, or to fund our other liquidity needs.

If our cash flows and capital resources are insufficient to allow us to make payments on our indebtedness, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including the senior secured notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the senior secured notes, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that these measures would satisfy our debt service obligations. If we are unable to generate sufficient cash flow or refinance our debt on favorable terms, it would significantly adversely affect our financial condition, the value of our outstanding debt and our ability to make any required cash payments under our indebtedness.

The terms of existing indebtedness will, and future indebtedness may, restrict our current and future operations, particularly our ability to respond to changes in our business and to take certain actions.

The instruments governing our current indebtedness contain, and agreements governing future indebtedness may contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

  transfer and sell assets;

  pay dividends or distributions on our capital stock, repurchase our capital stock, make payments on subordinated indebtedness and make certain investments;

  incur additional debt;

  create or incur liens on our assets;

  create restrictions on the ability of our restricted subsidiaries to pay dividends, make loans or sell assets to us or any of our restricted subsidiaries;

  merge, amalgamate or consolidate with another company; and

  enter into transactions with affiliates.

The covenants in the 2026 Secured Notes Indenture are subject to certain exceptions and qualifications. In addition, if we enter into a Future Credit Facility in the future, it will likely contain financial covenants, including maintenance covenants that would require us to satisfy such covenants on an ongoing basis. Our ability to comply with these financial covenants can be affected by events beyond our control.

A breach of the covenants under the 2026 Secured Notes Indenture, or under any agreements for future indebtedness, could result in an event of default under the applicable indebtedness.  Such a default may allow the creditors of the defaulted indebtedness to accelerate the related debt and may also result in the acceleration of any other debt which has a cross-acceleration or cross-default provision to the related debt. Furthermore, if we were unable to repay the amounts due and payable under any secured arrangement, those respective lenders could proceed against the collateral securing such indebtedness, which could include our interest in Gibraltar and Gibraltar's interest in the JVOA. In the event our lenders or note holders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of restrictions contained in the 2026 Secured Notes Indenture, and that may be contained in any agreements for future indebtedness, we may be limited in how we conduct our business, unable to raise additional debt or equity financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

A lowering or withdrawal of the credit ratings assigned to our debt securities by rating agencies may adversely affect the market value of the senior secured notes, increase our future borrowing costs and reduce our access to capital.

Any credit rating assigned to us could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant.

Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. Credit ratings are not recommendations to purchase, hold or sell the notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes. Any downgrade by a rating agency could decrease earnings and may result in higher borrowing costs. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

The 2026 Secured Notes are denominated in U.S. dollars, and we may incur additional debt in the future denominated in U.S. dollars.

The 2026 Secured Notes are, and our future indebtedness may be, denominated in U.S. dollars.  Fluctuations in exchange rates may significantly increase or decrease the amount of debt and interest expense recorded in our financial statements. We may employ derivative instruments to hedge foreign exchange risk related to our U.S. dollar denominated debt; however, no derivative instruments will protect against all fluctuations and the derivative instruments we employ may cause us to incur losses. We do not currently employ derivative instruments to hedge foreign exchange risk related to our U.S. dollar denominated debt.

We may not have the ability to raise funds necessary to finance any change of control offer required under the 2026 Secured Notes Indenture.

If a change of control (as defined in the 2026 Secured Notes Indenture) occurs, we will be required to offer to purchase the 2026 Secured Notes at 101% of their principal amount plus accrued and unpaid interest. Our ability to repurchase 2026 Secured Notes upon such a change of control would be limited by our access to funds at the time of the repurchase and the terms of our other debt agreements. The source of funds for any purchase of 2026 Secured Notes would be our available cash, cash generated from our subsidiaries' operations or other sources, including sales of assets and issuances of debt or equity. In addition, any Future Credit Facility or other debt agreement that we may enter into in the future may contain provisions relating to a change of control.  Upon a change of control, we may be required immediately to repay the outstanding principal, any accrued interest on and any other amounts owed by us under any Future Credit Facility or other debt agreement that we may enter into in the future.  The source of funds for these repayments would be the same sources noted above to repurchase the notes upon a change of control.  However, we cannot assure you that we will have sufficient funds available or that we will be permitted by our other debt instruments to fulfill these obligations upon a change of control in the future, in which case the lenders under any secured debt instruments would have the right to foreclose on our assets, which would have a material adverse effect on us.  Furthermore, certain events that constitute a change of control could also constitute an event of default under any future indebtedness, and we might not be able to obtain a waiver of such defaults.  In order to avoid the obligations to repurchase the notes upon a change of control, we may have to avoid transactions that would otherwise be beneficial to us.

The 2026 Secured Notes mature in 2026 and will require refinancing.

With refinancing of the 2022 Senior Notes completed as of March 3, 2021, a substantial portion of the Company's debt now matures in 2026 exposing the Company to risks relating to the refinancing of such debt. While the maturity of its debt have been extended, the Company currently intends to refinance the 2026 Notes with new bonds, there is no certainty that the Company will be able to refinance the 2026 Notes in their entire amount. Further the Company's ability to obtain debt financing will depend, inter alia, on prevailing financial market conditions at the time and the Company's business performance, including its successful construction and operation of the proposed mine at Florence Copper.

Successful refinancing of the bonds is dependent upon a number of factors many of which are outside of the Company's control including the copper price which directly impacts the Company's profitability and debt capacity and capital market factors including prevailing interest rates at the time of refinance.

Furthermore, any additional debt financing may involve restrictive covenants, which may limit or affect the Company's operating and financial flexibility. In the event the Company cannot refinance its debt on acceptable terms or at all, this could adversely affect its ability to carry out its operations.

DIVIDENDS

The Company has not paid dividends to date and the Company has no plans to pay a dividend in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

Taseko's share capital consists of an unlimited number of no par value common shares.  As of March 29, 2021, there were 283,117,024 common shares issued and outstanding and 9,970,533 stock options outstanding. All shares are required by law to be issued only as fully paid and non-assessable.

The holders of Taseko's common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years.  All common shares of Taseko rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a wind-up.

There are no constraints imposed on the foreign ownership of securities of Taseko, however an acquisition of control of Taseko by a non-Canadian would be subject to a review by the Canadian government under its foreign investment laws if the aggregate acquisition price were to exceed certain thresholds all of which are much higher than the Company's current implied value.

Senior Secured Notes

On February 10, 2021, the Company completed an offering of US$400 million aggregate principal amount of senior secured notes (the "2026 Notes").  The 2026 Notes mature on February 15, 2026 and bear interest at an annual rate of 7.00%, payable semi-annually on February 15 and August 15, commencing August 15, 2021. The 2026 Notes were issued at par value and the Company incurred other transaction costs, call premium and accrued interest of approximately $24 million (US$19 million) resulting in net proceeds from the offering of approximately $486 million (US$381 million). The net proceeds were used to redeem the 2022 Senior Notes and are available for capital expenditures, including at Florence Copper and the Gibraltar mine, working capital and for general corporate purposes.

The 2026 Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., and Florence Holdings Inc. and the Gibraltar Mine Ltd.'s rights under the joint venture agreement relating to the Gibraltar Mine. The 2026 Notes are guaranteed by certain of Taseko's existing and future restricted subsidiaries, including Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., Florence Holdings Inc. and Florence Copper Inc. The Company is able to incur limited amounts of additional secured and unsecured debt under certain conditions as defined in the 2026 Notes indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the 2026 Notes at any time on or after February 15, 2023, at redemption prices ranging from 103.5% to 100%, plus accrued and unpaid interest to the date of redemption. On a change of control, the 2026 Notes are redeemable at the option of the holder at a price of 101%.

Purchase and Sale Agreement with Osisko

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko, whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

On April 24, 2020, Taseko entered into an amendment to its silver stream with Osisko and received $8.5 million in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active.  If the initial deposits are not fully reduced through silver deliveries at current market prices at time of the deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement.  The Company's obligations under the agreement are secured by a pledge of Taseko's 75% interest in the Gibraltar joint venture and shares of Gibraltar Mines Ltd.

In connection with the silver stream transaction, the Company issued share purchase warrants to Osisko, which expired unexercised on April 1, 2020.

Ratings

The following table sets out the ratings of Taseko's senior secured notes due 2026 by the rating agencies indicated as at March 29, 2021:

Rating Agency
	S&P Global Ratings	Moody's Investors Service	Fitch Ratings Inc.
Senior Secured Notes	B-	Caa1	B-
Trend / Outlook	Stable	Stable	Stable

S&P Global Ratings ("S&P") credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. On January 25, 2021, S&P assigned Taseko a corporate credit rating of B-/Stable.  According to S&P, this rating reflects the removal of refinancing risk associated with the Taseko's senior secured notes due 2022. The refinancing extended Taseko's maturity profile to 2026 and addressed a key source of uncertainty and risk. In S&P's view, this is particularly important in advance of significant growth-related capital expenditures over the next two years. The stable outlook reflects its view that Taseko will maintain sufficient liquidity to fund the development of Florence Copper, supported by favorable cash flow generation and incremental sources of capital.

The ratings from AAA to D may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories.  In addition, S&P may add a rating outlook of "positive", "negative" or "stable" which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

Moody's Investors Service ("Moody's") credit ratings are on a long-term debt rating scale that ranges from Aaa to Caa, which represents the range from highest to lowest quality of such securities rated. On January 25, 2021, Moody's assigned Taseko a corporate family credit rating of Caa1 and a credit rating of Caa1 on the senior secured notes due 2026 with a stable outlook. Moody's cited that Taseko is constrained by 1) the concentration of cash flows from primarily one metal (copper) at a single mine 2) variability in grade and costs due to mine sequencing, 3) execution risk for Florence Copper that includes permitting, arranging full funding and the technical risks of in-situ mining, and 4) expected negative free cash flow before the Florence project starts producing. Taseko benefits from its mine locations in favorable mining jurisdictions and long reserve life at Gibraltar and Florence. Taseko's metrics have historically demonstrated volatility, as changes in ore grade, strip ratio, copper prices, and the Canadian/US exchange rate can substantively change leverage. Moody's view that Taseko's liquidity is adequate over the next 12 months.

Moody's appends numerical modifiers 1, 2 and 3 to each generic rating classification from AA through C. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of the generic category.

Fitch Ratings Inc. ("Fitch") credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. On January 25, 2021, Fitch assigned Taseko a corporate credit rating of B-/Stable.  According to Fitch, this rating reflects Taseko's small size, concentration on one operation and cost position in the third quartile of the global copper cost curve. The Gibraltar mine benefits from a stable production profile, a favorable mining jurisdiction and a long mine life. Fitch also cites the successful development of Florence Copper would provide positive rating momentum.

The ratings from AAA to D may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories.  In addition, Fitch may add a rating outlook of "positive", "negative" or "stable" which assesses the potential direction of a long-term credit rating over the intermediate term.

The credit ratings accorded to the senior secured notes by S&P, Moody's, and Fitch are not recommendations to purchase, hold or sell the senior notes as such ratings do not comment as to market price or suitability for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

Taseko's common shares are listed on the TSX, NYSE American, and the LSE under the symbols TKO, TGB, and TKO, respectively.  The following table shows the price ranges and average daily trading volume ("ADTV") traded by month in 2020, based on trading information published by each Exchange.

	TSX			NYSE American			LSE
2020	High (C$)	Low (C$)	ADTV	High (US$)	Low (US$)	ADTV	High (GB£)	Low (GB£)	ADTV
December	1.77	1.25	423,848	1.42	0.96	2,389,573	0.95	0.75	9,134
November	1.39	1.03	364,310	1.07	0.78	2,061,330	0.625	0.825	15,390
October	1.59	1.17	229,610	1.21	0.87	1,146,859	0.94	0.80	6,389
September	1.76	1.18	681,362	1.34	0.90	1,840,833	0.95	0.70	8,182
August	1.27	0.87	283,965	0.98	0.63	1,820,667	1.05	0.55	19,436
July	1.14	0.66	337,773	0.86	0.46	2,656,677	0.55	0.33	1,182
June	0.71	0.55	220,441	0.54	0.40	740,623	0.44	0.30	3,051
May	0.62	0.42	89,765	0.45	0.30	397,624	0.34	0.34	231
April	0.49	0.35	129,100	0.35	0.24	397,305	0.275	0.275	1,961
March	0.52	0.28	175,418	0.38	0.20	706,141	0.35	0.275	1,109
February	0.64	0.45	197,789	0.48	0.34	503,421	0.45	0.35	4,600
January	0.80	0.56	297,900	0.62	0.43	702,533	0.475	0.324	1,556

DIRECTORS AND OFFICERS

As at March 29, 2021, the directors and executive officers of Taseko, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 11,029,121 common shares, representing less than five percent of the total number of common shares outstanding before giving effect to the exercise of options to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Taseko as a group is based upon information furnished by the directors and officers as reflected on SEDI (www.sedi.com).

Name, Position and Office, and Province or State and Country of Residence	Period a Director and/or Officer of Taseko

Directors

Anu Dhir, Director Toronto, Ontario, Canada	Since September 2017

Robert A. Dickinson, Director Lions Bay, British Columbia, Canada	Since January 1991

Russell E. Hallbauer, Chief Executive Officer and Director West Vancouver, British Columbia, Canada	Since July 2005

Peter Mitchell, Director Naples, Florida, USA	Since June 2020

Kenneth Pickering, Director Chemainus, British Columbia, Canada	Since December 2018

Ronald W. Thiessen, Chairman of the Board and Director West Vancouver, British Columbia, Canada	Since October 1993

Executive Officers

Brian Battison, Vice President Corporate Affairs Tsawwassen, British Columbia, Canada	Since September 2007

Brian Bergot, Vice President, Investor Relations North Vancouver, British Columbia, Canada	Since March 2014

Bryce Hamming, Chief Financial Officer North Vancouver, British Columbia, Canada	Since June 2019

John W. McManus, Chief Operating Officer West Vancouver, British Columbia, Canada	Since October 2005

Stuart McDonald, President North Vancouver, British Columbia, Canada	Since September 2013

Robert Rotzinger, Vice President, Capital Projects West Vancouver, British Columbia, Canada	Since December 2012

Richard Tremblay, Vice President, Operations Vancouver, British Columbia, Canada	Since June 2019

Trevor Thomas, Secretary Vancouver, British Columbia, Canada	Since August 2008

At the annual general meeting held in July 2020, all the directors listed above, were re-elected as directors.  All directors have a term of office expiring at the next annual general meeting of Taseko.

All officers have a term of office lasting until their removal or replacement by the Board of Directors. However, there are certain employment agreements in place with respect to these persons which will affect any termination of services.

Committees of the Board of Directors

Audit and Risk Committee

The Audit and Risk Committee is comprised of Peter Mitchell (Chair), Ron Thiessen, and Anu Dhir.

Compensation Committee

The Compensation Committee is comprised of Kenneth Pickering (Chair), Anu Dhir, and Peter Mitchell.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Anu Dhir (Chair), Robert A. Dickinson, and Kenneth Pickering.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is comprised of Kenneth Pickering (Chair), Robert A. Dickinson, and Russell Hallbauer.

Principal Occupations and Other Information

Anu Dhir, B.A. JD. - Director

Ms. Anu Dhir is a co-founder and executive of ZinQ Mining, a private base metals and precious metals royalty company that focuses on the Latin America region. Ms. Dhir is also the Managing Director of Miniqs Limited, a private group primarily interested in developing resource projects. Prior to Miniqs and ZinQ Mining, Ms. Dhir was Vice President, Corporate Development and Company Secretary at Katanga Mining Limited. Ms. Dhir is currently a non-executive director of Golden Star Resources.  Ms. Dhir is a graduate of the General Management Program (GMP) at Harvard Business School, she has a law degree (Juris Doctor) from Quinnipiac University and a Bachelor of Arts from the University of Toronto.

Ms. Dhir is, or within the past five years, was a director of the following public companies:

Company	Positions Held	From	To
Golden Star Resources	Director	February 2014	Present
Taseko Mines Limited	Director	September 2017	Present

Robert A. Dickinson, B.Sc., M.Sc. - Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 45 years and was inducted into the Canadian Mining Hall of Fame in 2012. He is Chairman of Hunter Dickinson Inc. ("HDI") and Hunter Dickinson Services Inc. ("HDSI") as well as a director and member of the management team of a number of public companies associated with HDSI.  He is also President and Director of United Mineral Services Ltd., a private resources company.  He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Heatherdale Resources Ltd.	Director	November 2009	August 2020
Northcliff Resources Ltd.	Director	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2003	February 2019
Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer, P.Eng. - Director and Chief Executive Officer

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia.  He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation's Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette.  In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck's three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco's interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec.  Mr. Hallbauer is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Hallbauer is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	CEO/Director	July 2005	Present
	President	July 2005	June 2019

Peter Michell, CPA - Director

Mr. Mitchell is a Chartered Professional Accountant with over 35 years of senior financial management experience in both public and private equity sponsored companies. Most recently, he was Senior Vice President and Chief Financial Officer of Coeur Mining, Inc., a precious metals producer operating mines throughout North America. Peter joined Coeur in 2013 and was responsible for investor relations, financial planning and analysis, financial reporting, information technology, tax and compliance, in addition to serving as a key team member on the Company's acquisition and divestiture team as well as leading all capital markets activity in multiple equity and debt financings.

Previously, he held executive leadership positions in finance and operations with a variety of U.S. and Canadian companies, among them Taseko Mines Limited, Vatterott Education Centers, Von Hoffmann Corporation and Crown Packaging Ltd. He is currently a member of the Board of Directors of Stabilis Energy Inc., Montage Gold Corp. and Northcliff Resources Ltd. where in both cases, he is also the Audit Committee Chair. He earned a BA in Economics from Western University and an MBA in Finance from the University of British Columbia.

Company	Positions Held	From	To
Coeur Mining Inc.	Chief Financial Officer	June 2013	December 2018
Montage Gold Corp.	Director	September 2019	Present
Northcliff Resources Ltd.	Director	June 2011	Present
Stabilis Energy Inc.	Director	July 2019	Present
Taseko Mines Limited	Director	June 2020	Present

Kenneth Pickering - Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry.  He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Enaex S.A. Chile	Director	May 2011	May 2018
Endeavour Silver Corp.	Director	August 2012	Present
Northern Dynasty Minerals Ltd.	Director	September 2013	Present
Teck Resources Limited	Director	March 2015	Present
THEMAC Resources Group Limited	Director	March 2011	December 2016
Taseko Mines Limited	Director	January 2019	Present

Ronald W. Thiessen, CPA, FCA - Chairman of the Board and Director

Mr. Thiessen is a Chartered Professional Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies.  Mr. Thiessen is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies, and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	February 2019
	CEO	September 2000	February 2019
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and CEO	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	December 2017
	President and CEO	December 2011	December 2017
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Brian Battison - Vice President, Corporate Affairs

Mr. Battison is responsible for all matters relating to corporate and public affairs, including government and community relations and external communications. Mr. Battison has many years of experience in both the private and public sectors specializing in policy and program development, strategic planning and issue management.

Mr. Battison is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Corporate Affairs	September 2007	Present

Brian Bergot - Vice President, Investor Relations

Mr. Bergot was appointed Vice President, Investor Relations in March 2014 and has over 20 years of experience in the natural resources sector. Brian joined Taseko in 2006 and has held roles of increasing responsibility, in both Investor Relations and Marketing & Logistics. Prior to his career in mining, Mr. Bergot spent 14 years at Methanex Corporation, a $7 billion BC-based chemical company. At Methanex, he held a number of corporate and operational roles including investor relations and marketing & logistics. As Vice President, Investor Relations, he is responsible for expanding the Company's shareholder base in the North American and European markets.

Mr. Bergot is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Investor Relations	March 2014	Present

Bryce Hamming, CFA, CPA, CA - Chief Financial Officer

Mr. Hamming joined Taseko in 2018 and was appointed Chief Financial Officer in June 2019. Mr. Hamming is a financial executive with over 20 years of experience in corporate finance, corporate development, treasury, tax and financial reporting oversight. He was most recently a corporate finance adviser to Seaspan Corporation. From 2011 to 2019, he was Chief Financial Officer of Northcliff Resources Ltd. and was also employed by the Hunter Dickinson group on various other mining development projects throughout North America. From 2007 to 2009, he worked for the Royal Bank of Scotland in debt capital markets origination and worked with Ernst &Young LLP's mining advisory groups based out of London from 2006 to 2007. He articled with KPMG LLP (Vancouver) as a senior tax manager.  Mr. Hamming is a Chartered Financial Analyst and a Chartered Professional Accountant (British Columbia) and he holds a Bachelor of Business Administration from Simon Fraser University.

Mr. Hamming is, or within the past five year was, an officer of the following public companies.

Company	Positions Held	From	To
Northcliff Resources Ltd.	Chief Financial Officer	June 2011	March 2019
Taseko Mines Limited	Chief Financial Officer	June 2019	Present

John McManus, P. Eng. - Chief Operating Officer

Mr. McManus holds a Bachelor of Science degree in mining engineering from the Colorado School of Mines and a Technologist Diploma in Mining from the British Columbia Institute of Technology.

Mr. McManus has worked in the mining industry in British Columbia for over 30 years where he gained experience in mine operations, mine engineering and environmental management.  Prior to joining Taseko in 2005, he was the General Manager, Coal Mountain Operations at Elk Valley Coal Corporation.  Before that, Mr. McManus was the Mine Manager at Teck Cominco's coal mining joint venture Bullmoose operation, General Superintendent at the Elkview coal mine and Superintendent of Engineering at the Quintette operation.  His past experience also includes five years working in operations and engineering at the Highland Valley and Lornex copper mines and three years working in gold exploration in the Yukon, British Columbia and California.

Mr. McManus is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Senior Vice President, Operations	December 2007	December 2013
	Chief Operating Officer	December 2013	Present

Stuart McDonald, CPA, CA - President

Mr. McDonald is a mining executive with over 25 years of experience in mining, corporate development, financial and management roles. He joined Taseko as Chief Financial Officer in 2013 and was appointed President in June 2019. Prior to Taseko, he held a number of senior roles in the mining industry including Chief Financial Officer of Quadra FNX Mining Ltd. (and its predecessor Quadra Mining Ltd.) and CFO and Senior Vice President of Yukon Zinc Corp. He was also Corporate Controller at Cumberland Resources until its acquisition by Agnico-Eagle Mines in 2007. Prior to joining the mining industry, he spent 10 years in public accounting with Deloitte & Touche LLP and Ernst & Young. Mr. McDonald is a Chartered Professional Accountant and holds a Bachelor of Commerce (Finance) degree from the University of British Columbia

Mr. McDonald is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Chief Financial Officer	September 2013	June 2019
Taseko Mines Limited	President	June 2019	Present

Robert Rotzinger, P. Eng. - Vice-President, Capital Projects

Mr. Rotzinger has over 20 years of experience in the mining industry with Taseko and predecessor companies.  Mr. Rotzinger has been a key participant in the $700 million capital investment program at Gibraltar including managing the engineering, construction and commissioning of the three phase mine expansion project. In 2014, he was the recipient of the Canadian Mineral Processors Society "Mineral Processor of the Year Award" and in 2010, he was a co-recipient of the Association of Mineral Exploration British Columbia E.A. Scholz Award for Excellence in Mine Development for the expansion and modernization of Gibraltar. He has also received PowerSmart Excellence Awards from BC Hydro in 2008 for Outstanding Energy Efficient Project and again in 2010 for the Application of New Energy Efficient Technology.

Mr. Rotzinger is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Capital Projects	December 2012	Present

Richard Tremblay, P. Eng. - Vice President, Operations

Mr. Tremblay joined Taseko as General Manager, Gibraltar in July 2014. Mr. Tremblay is an experienced senior level executive with over 30 years in the mining industry. He has a strong operations background in Open Pit Mining as well as Mineral Processing. Prior to joining Taseko Mr. Tremblay held positions as Vice President Operations, Coalspur, General Manager Fording River Operations Teck Coal, General Manager Line Creek Operations, Elk Valley Coal Corporation and Superintendent, Processing Elkview Operations and Coal Mountain Operations, Elk Valley Coal Corporation.

In May 2019, Mr. Tremblay was named Mining Person of the Year by the Mining Association of BC for his work on the BC Health, Safety, and Reclamation Code Committee and the Mining Jobs Task Force. He also served as Chair of the BC Mine Managers Committee from 2007 to 2009. Mr. Tremblay holds an MBA from Simon Fraser University and is a professional engineer with a Bachelor of Science in Chemical Engineering from Queen's University.

Mr. Tremblay is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Operations	June 2019	Present

Trevor Thomas, LLB - Secretary

Mr. Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in-house positions and is currently general counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc. he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Heatherdale Resources Ltd.	Secretary	July 2013	August 2020
Mineral Mountain Resources Ltd.	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Quadro Resources Ltd.	Director	June 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
	Director, President and CEO	February 2019	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
RE Royalties Ltd.	Secretary	November 2018	Present
Taseko Mines Limited	Secretary	August 2008	Present

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Taseko is as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company that was the subject of a cease trade order or similar penalty or sanction while that person was acting in that capacity, or was the subject of a cease trade order or similar penalty or sanction after the director or executive officer ceased to act in that capacity and which resulted from any event that occurred while that person was acting in the capacity of a director or executive officer.

Except as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

As publicly disclosed at www.sedar.com, Great Basin Gold Ltd. ("GBG"), a company on whose board Ronald W. Thiessen served became insolvent and was liquidated commencing in 2012. GBG was developing two gold projects using substantial debt financing when gold prices began their precipitous fall. Mr. Thiessen resigned on June 30, 2013.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Potential Conflicts of Interest

Several directors of Taseko also serve as directors of one or more other resource companies involved in mineral exploration and/or development.  It may occur from time to time that as a consequence of their activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of Taseko and the directors of one or more such other companies may also agree to allow joint participation on Taseko's properties or the properties of that other company.  Accordingly, situations may arise in the ordinary course which involves a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Taseko Board, would be obliged to abstain from voting as a Taseko director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him.  The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Taseko.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company has not been subject to any securities regulatory authority or other regulatory authority or court penalty or sanction.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent for its common shares is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

The following contracts are considered material and have been filed at www.sedar.com:

(a) Joint Venture Operating Agreement with Cariboo, dated March 18, 2010, whereby the Gibraltar Mine is operated in a 75:25 joint venture with Cariboo;

(b) 2022 Secured Note Indenture, dated as of June 14, 2017, between the Company and each of the Guarantors Party, and The Bank of New York Mellon, as U.S. Trustee, and BNY Trust Company of Canada, as Canadian Co-Trustee and Collateral Agent. Information on the terms of the 2022 Secured Notes and the 2022 Secured Note Indenture is incorporated by reference from the Company's material change report dated June 14, 2017 filed on SEDAR on June 14, 2017; and

(c) 2026 Secured Note Indenture, dated as of February 10, 2021, between the Company and each of the Guarantors Party, and The Bank of New York Mellon, as U.S. Trustee, and BNY Trust Company of Canada, as Canadian Co-Trustee and Collateral Agent. Information on the terms of the 2026 Secured Notes and the 2026 Secured Note Indenture is incorporated by reference from the Company's material change report dated February 10, 2021 filed on SEDAR on February 10, 2021.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a) The Company's independent auditors are KPMG LLP, Chartered Professional Accountants, who have issued independent auditors' reports dated February 24, 2021 in respect of the Company's consolidated financial statements as at December 31, 2020 and for the fiscal year ended December 31, 2020 and the Company's internal control over financial reporting as of December 31, 2020;

(b) Richard Weymark, P. Eng., MBA, authored the "Technical Report on the Mineral Reserve Update at the Gibraltar Mine" dated November 6, 2019 and the "Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project" dated January 16, 2020, and reviewed and approved the information herein relating to the Gibraltar, Yellowhead Copper, New Prosperity and Aley projects; and

(c) Dan Johnson, P.E., authored the "NI 43-101 Technical Report, Florence Copper Project, Florence, Pinal County, Arizona" dated February 28, 2017, amended and restated December 4, 2017.

To our knowledge, Richard Weymark and Dan Johnson does not hold, directly or indirectly, more than 1% of our issued and outstanding common shares.

KPMG are the auditors of the Company and have confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours.

ADDITIONAL INFORMATION

Additional information, including additional financial information, directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, MD&A, proxy circulars and interim financial statements  available under the Company's profile at the SEDAR website (www.sedar.com).

The following documents can be obtained upon request from Taseko's Shareholder Communication Department by calling (778) 373-4533:

I. this Annual Information Form, together with any document incorporated herein by reference;

II. the annual report and MD&A of the Company and any interim financial statements and MD&A filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

III. the Proxy Circular for the July 8, 2020 annual general meeting of the Company dated June 2, 2020.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

Composition of Audit and Risk Committee

The Audit and Risk Committee, consisting of Peter Mitchell (Chair), Ronald Thiessen and Anu Dhir, reviews all financial statements of the Company prior to their publication, meets with the auditors as part of their review of audit findings, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit and Risk Committee are required to meet consistent with National Instrument 52-110 Audit Committees and other applicable regulatory requirements. The Audit and Risk Committee, as needed, meets separately (without management present) with the Company's auditors to discuss the various aspects of the Company's financial statements and the independent audit.

Each Audit and Risk Committee member is an independent director and is financially literate.  Mr. Mitchell is the Audit and Risk Committee's Chairman. Messrs. Mitchell and Thiessen are financial experts.

Relevant Education and Experience

Disclosure respecting the education and experience of the Audit and Risk Committee is provided in their biographies above. As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements; and
  internal controls and procedures for financial reporting.

Code of Ethics

The Company has adopted a code of ethics that applies to all directors, officers and employees of the Company, including the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other senior finance staff. A copy of the Code of Ethics, which is included as a part of the Company's Governance Policies and Procedures Manual, is available on the Company's website at www.tasekomines.com and at the SEDAR web site www.sedar.com.

Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two years for professional services rendered by the Company's audit firm for various services.

Services	Year Ended December 31, 2020	Year Ended December 31, 2019
Audit Fees[1]	$ 687,000	$ 680,000
Audit Related Fees[2]	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$ 687,000	$ 680,000

(1) "Audit Fees" for the years ended December 31, 2020 and 2019 includes administrative costs and disbursements related to professional services rendered.

(2) "Audit Related Fees" include services that are traditionally performed by the auditor.

Pre-Approval Policies and Procedures

Management of the Company requests approval from the Audit and Risk Committee for all audit and non-audit services to be provided by the Company's auditors. The Audit and Risk Committee pre-approves all such services with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated under Canadian independence standards and by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.  No audit-related fees, tax fees or other non-audit fees for such "prohibited services" were approved by the Audit and Risk Committee.

APPENDIX A

Audit and Risk Committee Charter

1.  Purpose: Responsibilities and Authority

The Audit and Risk Committee (the "Audit Committee" or "Committee") shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company's independent auditor, and other matters under the authority of the Committee.  The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company's financial, accounting and reporting processes, the Company's system of internal accounting and financial controls, the Company's compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties.  In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a) Relationship with Independent Auditor.

(i) Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii) The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii) The independent auditor shall report directly to the Committee.

(iv) The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chairman may approve services to be performed by the independent auditors and the fee therefor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof.  The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v) At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi) At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A) the independent auditor's internal quality-control procedures;

(B) any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C)  any steps taken to deal with any such issues; and

(D)  all relationships between the independent auditor and the Company.

(vii) At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

(viii) The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix) The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x) The Committee shall recommend to the Board policies for the Company's hiring of employees or former employees of the independent auditor who were engaged on the Company's account or participated in any capacity in the audit of the Company.

(xi) The Committee shall oversee the implementation by management of appropriate information technology systems for the Company, including as required for proper financial reporting and compliance.

(b) Financial Statement and Disclosure Review.

(i) The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company's annual reports.

(ii) The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company's quarterly financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii) The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including the independent auditor's assessment of the quality of the Company's accounting principles, any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv) At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A) all critical accounting policies and practices used by the Company;

(B) all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor's preferred method was not adopted; and.

(C) other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company's financial statements.

(v) Prior to their filing or issuance, the Committee shall review the Company's Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of "pro forma" or "adjusted" non-GAAP information.

(vi) The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c) Conduct of the Annual Audit.  The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i) The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii) The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board ("PCAOB") and that the independent auditor satisfies all applicable Canadian independence standards (Canadian Auditing Standard 200), PCAOB Rule 3526 and SEC Regulation S-X, Section 2-01. The Committee shall obtain from the auditor a written statement description of all relationships between the auditor and the Company and persons in a financial reporting oversight role at the Company as per PCAOB Rule 3526, that may reasonably be thought to bear on independence.

(iii) The Committee shall discuss with the independent auditor the matters required to be discussed by PCAOB Auditing Standard No. 16 and Canadian Auditing Standard 260 relating to the conduct of the audit.

(iv) The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

(v) The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company's financial and internal controls and procedures and the auditing process.

(d) Compliance and Oversight.

(i) The Committee shall meet periodically with management and the independent auditor in separate executive sessions.  The Committee may also, to the extent it deems necessary or appropriate, meet with the Company's investment bankers and financial analysts who follow the Company.

(ii) The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

(iii) The Committee shall discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks.

(iv) At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.  As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

(v) At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor management's internal control report and assessment of the internal controls and procedures, and the independent auditor's report on and assessment of the internal controls and procedures. In connection with its review of interim and annual financial statements and related management's discussion and analysis, the Committee shall confirm with management that the Company (with CEO and CFO participation) has taken all actions required in connection with the certifications required by National Instrument NI 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings.

(vi) The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii) The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company's financial statements or accounting policies.

(viii) At least annually, the Committee shall meet with the Company's legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company's compliance policies.

(ix) The Committee shall oversee the preparation of  reports relating to the Audit Committee required under applicable laws, regulations and stock exchange requirements.

(x) The Committee shall exercise oversight with respect to anti-fraud programs and controls.

(e) Related Party Transactions.

(i) The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued.  The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company's Compensation Committee.

(ii) As used herein the term "related party" means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term "affiliate" means any person, whether acting alone or in concert with others, that controls, is controlled by or is under common control with another person.  "Related party" includes Hunter Dickinson Services Inc., its principals, and their affiliates.

(f) Additional duties.  The Committee shall perform the following additional duties:

(i) The Committee shall review and recommend dividend policies.

(ii) The Committee shall oversee the Company's insurance program and approve insurance policy limits.

(iii) The Committee shall review the appointment of senior financial personnel and make recommendations to the Board of Directors regarding the appointment of the Chief Financial Officer.

(iv) The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

(v) The Committee shall review and discuss with management the requirement for annual public disclosure pursuant to the Extractive Sector Transparency Measures Act and shall be responsible for approving such disclosures.

2. Structure and Membership

(a) Number and qualification.  The Committee shall consist of three persons unless the Board should from time to time otherwise determine.  All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the TSX and the NYSE American.  At least one member of the Committee shall be a "financial expert" as defined in Item 407 of SEC Regulation S-K.

(b) Selection and Removal.  Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Corporate Governance Committee.  The Board may remove members of the Committee at any time with or without cause.

(c) Independence.  All of the members of the Committee shall be "independent" as required for audit committees by National Instrument NI 52-110, the rules of the TSX and the NYSE American, and SEC Rule 10A-3.

(d) Chair.  Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(e) Compensation.  The compensation of the Committee shall be as determined by the Board.

(f) Term.  Members of the Committee shall be appointed for one-year terms.  Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3. Procedures and Administration

(a) Meetings.  The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly.  The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

(b) Subcommittees.  The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(c) Reports to the Board.  The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee's discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(d) Charter.  The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(e) Independent Advisors.  The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company.  The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

(f) Investigations.  The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

(g) Annual Self-Evaluation.  The Committee shall evaluate its own performance at least annually.

4. Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5. Limitation of Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6. Committee Member Independence, Financial Literacy and Financial Expert Requirements

A. Independence

See the Company's Corporate Governance Overview and Guidelines.

B. Financial Literacy and Financial Expert Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

"For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements."

NYSE American Section 803(B)(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

"is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S-K …. is presumed to qualify as financially sophisticated."

ITEM 407(d)(5)(ii) OF REGULATION S-K, DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

(A) An understanding of generally accepted accounting principles and financial statements;

(B) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(C) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the  registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

(D) An understanding of internal control over financial reporting; and

(E) An understanding of audit committee functions.

A person shall have acquired such attributes through:

(A) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B) Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(D) Other relevant experience.